EXHIBIT 99

“ Moving ahead with plans that will restore value. ”

>	INTERIM FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED JUNE 30, 2005
    FIRST QUARTER REPORT

01	Report to Shareholders

04	Management’s Discussion and Analysis

	04	Highlights of the First Quarter of Fiscal 2006

	05	Introduction

	05	Cautionary Statements Regarding Forward-Looking Information

	05	Non-GAAP Financial Measures

	07	Consolidated Results

	12	Segmented Results

	21	Acquisitions, Business Combinations and Divestitures

	22	Liquidity

	23	Off-Balance Sheet Arrangements

	23	Financial Instruments

	23	Business Risks and Uncertainties

	24	Financial Statements Disclosure

	24	Systems, Procedures and Controls

	24	Additional Information

	25	Consolidated Balance Sheets

	26	Consolidated Statements of Earnings

	26	Consolidated Statements of Retained Earnings

	27	Consolidated Statements of Cash Flows

	28	Notes to Consolidated Financial Statements

28 Note 1: Nature of Operations and Significant Accounting Policies

29 Note 2: Business Acquisitions and Combinations

30 Note 3: Discontinued Operations and Assets Held for Sale

32 Note 4: Other Income, Net

33 Note 5: Long-Term Debt

34 Note 6: Letters of Credit and Guarantees

34 Note 7: Interest Expense, Net

35 Note 8: Capital Stock

35 Note 9: Employee Future Benefits

36 Note 10: Supplementary Information

36 Note 11: Operating Segments and Geographic Information

39 Note 12: Goodwill

> CAE FIRST QUARTER REPORT 2006
REPORT TO SHAREHOLDERS
FIRST-QUARTER RESULTS
CAE reported financial results for the first quarter ended June 30, 2005. Earnings from continuing operations were $20.8 million, or $0.08 per share, which compares to first-quarter earnings of $18.9 million or $0.08 per share in the prior fiscal year. All financial information is in Canadian dollars.
     Excluding non-recurring items, earnings from continuing operations for the quarter were $0.08 per share which on the same basis compares to $0.04 in the first quarter last year.
     Consolidated revenues from continuing operations reached $266.0 million, compared to $230.9 million in the first quarter last year and $262.7 million in the most recent fourth quarter. The 15% increase in revenues compared to the year-earlier quarter stems mainly from higher Simulation Products revenues in both the Civil and Military segments.
     “First-quarter results are positive, and are consistent with our initial outlook for the year,” said Robert E. Brown, CAE’s President and CEO. “We are encouraged by the general level of activity we see in the commercial and business aviation markets, and we are determined to emerge from this transition year with a solid base to benefit fully from any market recovery.” Aside from the improvements in revenues and earnings from continued operations, Mr. Brown noted that the underlying performance of the Company’s various business groups was solid, with consolidated operating income (EBIT) up 14% compared to the first quarter of fiscal 2005.
     “We continue to make progress with our restructuring,” Mr. Brown added. “CAE’s financial strategy and position are sound, as reflected in our reduced debt load and the recently concluded agreement for a new, committed five-year revolving credit facility. We have implemented strict business processes that emphasize specific financial targets, our businesses are now organized more effectively with a clear path to improvement and our cost structure is leaner. In addition, I am confident that we are taking the right steps towards re-engaging our workforce.”
NEW FINANCIAL SEGMENTATION
Effective April 1, 2005, following the reorganization, CAE began reporting financial results on a newly segmented basis — distinguishing between products and services — to reflect the way that the business is now being managed. In addition to be able to more effectively manage the business, it also enables investors to evaluate performance and make informed decisions about the Company.
     “We listened carefully to what investors told us regarding the need for more disclosure and a clearer picture of our business,” Mr. Brown stated, “and we are delivering on our commitment to communicate more effectively.”
CAE’s financial results are now segmented as follows:
1. Simulation Products/Civil
2. Simulation Products/Military
3. Training & Services/Civil
4. Training & Services/Military
BUSINESS SEGMENT HIGHLIGHTS
SIMULATION PRODUCTS/CIVIL
During the first quarter of fiscal 2006, Simulation Products/Civil won six orders for full-flight simulators, four of which were announced. At June 30, 2005, the segment’s backlog had reached $277 million.
     Simulation Products/Civil backlog generated segment operating income of $7.1 million in the first quarter, compared to $11.0 million in the first quarter of the prior year, and a loss of $2.5 million in the fourth quarter. The segment’s operating income was 35% lower than the first quarter last year because of the recognition in the latter quarter of additional investment tax credits (ITC) related to fiscal years 2000 to 2004. Excluding the additional ITC benefit, segment operating income for the first quarter of fiscal 2006 would actually have been $5.9 million higher than in the corresponding quarter last year.
     First-quarter revenues of $60.2 million were 28% higher than in the prior year, and 11% higher than the fourth quarter. Performance benefited from higher order intake and by successfully reaching important milestones on certain programs. While these developments are positive, the Company’s Simulation Products/Civil backlog is expected to deliver lower margins over the next several quarters.

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> CAE FIRST QUARTER REPORT 2006
REPORT TO SHAREHOLDERS
SIMULATION PRODUCTS/MILITARY
Simulation Products/Military concluded the quarter with $105.7 million in new order bookings. The segment’s backlog at June 30 reached $535 million, up from $511 million at the end of the fourth quarter.
     The segment’s operating income for the first quarter amounted to $4.8 million, and included a non-recurring charge of $1.5 million related to the writedown of deferred bid costs (incurred post-selection). Excluding non-recurring items, the segment’s operating income increased by $6.7 million over the first quarter last year, and decreased by $2.5 million from the fourth quarter. The decline from the fourth quarter is the result of lower revenue volume, and differences in the mix of programs as well as their advancement in the quarter.
     Simulation Products / Military revenues amounted to $72.7 million and were 30% higher than the first quarter last year, owing primarily to the NH90 program. Revenues declined by 10% from the fourth quarter, due mainly to delays on certain programs.
TRAINING & SERVICES/CIVIL
Training & Services/Civil concluded the quarter with new agreements for a combined value of $80 million. At June 30, the segment’s backlog reached $832 million, up from $830 million at the end of the fourth quarter.
     The segment’s operating income for the first quarter amounted to $16.9 million, representing a 63% and a 27% increase over the first and fourth quarters last year. Training & Services / Civil operates within a mainly fixed cost structure and incremental revenue above a certain level provides significant leverage to profitability. The segment’s operating income was favourably impacted by a 2% increase in revenue per simulator, combined with a 4% reduction in costs per simulator compared to the prior year. In addition, profitability was enhanced by a $2.3 million reduction in amortization expenses following the asset impairment effected last fiscal year.
     Revenues amounted to $83.8 million, 5% and 6% higher than the first and fourth quarters last year. More specifically, revenues from “wet” training increased by 10% in the first quarter. Two additional simulators became active in CAE’s training network, contributing to higher sequential revenues. The first quarter is usually seasonally strong as flight crews train in preparation for the subsequent busy summer travel period. Demand was comparatively robust in the first quarter this year compared to last year, which is commensurate with the general increase in demand for air travel.
TRAINING & SERVICES/MILITARY
Training & Services/Military concluded the quarter with $88 million in new order bookings, a significant increase over the $23 million booked in the prior quarter. The segment’s backlog at June 30 reached $904 million.
     The segment’s operating income for the first quarter amounted to $2.0 million, 67% and 52% lower than first and fourth quarters last year. Both decreases are attributable to the writedown of post-selection costs. Without the impact of this non-recurring item, the segment’s operating income would have been $6.4 million, or 5% and 52% higher than the first and fourth quarters last year. The underlying increases in profitability are the result of efficiency gains on certain services programs.
     Revenues for the first quarter amounted to $49.3 million, which were similar to the first and fourth quarters last year.
CASH FLOW AND FINANCIAL POSITION
CAE’s free cash flow, defined as net cash provided by continuing operations less capital expenditures including capitalized costs, and dividends paid, plus sale and leaseback proceeds, was -$2.1 million for the quarter, compared to -$50.3 million in the prior year period.
     Net cash provided by continuing operating activities totalled $21.8 million compared to $3.7 million in the prior year period.
     CAE’s net debt, defined as long-term debt less cash and cash equivalents, was $282.3 million on June 30, keeping the Company well within its new borrowing covenants.
     After the quarter end, CAE concluded an agreement for a new, committed five-year revolving credit facility of US$400 million and € 100 million, which replaced its facility due to expire in April 2006. The new facility has comparable terms and conditions to the former, maintains CAE’s borrowing flexibility and recognizes the Company’s normal use of operating lease and project financings.
ADDITIONAL CONSOLIDATED FINANCIAL RESULTS
First-quarter consolidated earnings before interest and taxes (EBIT) from continuing operations, reached $35.9 million or 13.5% of revenues, compared to $31.5 million or 13.6% of revenues, in the first quarter last year and a loss of $0.7 million in the fourth quarter.
     The consolidated backlog from continuing operations at June 30 remained stable at $2.5 billion.
     Capital expenditures for the quarter amounted to $21.5 million compared to $46.8 million in first quarter last year. Capital expenditures are expected to remain in the range of $135 million in fiscal year 2006.

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> CAE FIRST QUARTER REPORT 2006
REPORT TO SHAREHOLDERS
NON-RECURRING ITEMS
Excluding non-recurring items, earnings per share from continuing operations for the first quarter were $0.08 which on the same basis compares to $0.04 in the first quarter last year. Reported first-quarter results include an after-tax writedown of $5.1 million in post-selection project costs related mainly to the change in procurement approach of the British Army’s Armoured Vehicle Training Service (AVTS) program. Restructuring charges of $0.7 million after tax were incurred during the quarter and while significant amounts remain under the restructuring exercise, such expenses can only be recognized as they are incurred. A foreign-exchange gain of $6.7 million after tax was triggered in the quarter, following a reduction in the Company’s investment in some of its self-sustaining subsidiaries. The first quarter of the previous fiscal year benefited from the recognition of $10.1 million after tax from additional ITCs related to previous years.
This report includes forward-looking statements that are based on certain assumptions and reflects CAE’s current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE’s materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 11, 2005
For the three-month period ended June 30, 2005
For purposes of this discussion, “CAE” or the “Company” refers to CAE Inc. and its subsidiaries. This Management’s Discussion and Analysis (MD&A) for the three-month period ended June 30, 2005 (first quarter of fiscal 2006), current as of August 11, 2005, focuses on the core business segments of CAE: Simulation Products/Civil (SP/C); Simulation Products/Military (SP/M); Training & Services/Civil (TS/C); and Training & Services/Military (TS/M).
1 HIGHLIGHTS OF THE FIRST QUARTER OF FISCAL 2006
FINANCIAL
•	Revenue increased 15% over first quarter last year to $266.0 million.

•	Net earnings from continuing operations were $20.8 million, up from $18.9 million a year earlier and from $9.3 million in the fourth quarter of fiscal 2005.

•	Financial reporting is enhanced with information on four new segments.

•	CAE secured a five-year US$400 million and € 100 million credit facility to replace its existing facility that was due to expire in April 2006.
ORDERS
•	During the quarter, CAE was awarded six orders for full-flight simulators, four of which were announced: one Embraer 170 and one Embraer 190 for Air Canada; one Airbus A320 simulator to Germany’s Lufthansa Flight Training Berlin; and one Dash 8-400 to Japan’s All Nippon Airways (ANA).

•	Bombardier Military Aviation Training awarded CAE a 15-year contract valued at approximately $45 million to provide maintenance and support services for the NATO Flying Training in Canada (NFTC) program.

•	U.S. Army Program Executive Office — Simulation, Training, and Instrumentation (PEO — STRI) awarded CAE two contracts, valued at approximately $25 million (US$20 million), to support mission rehearsal and training systems for the U.S. Army’s 160th Special Operations Aviation Regiment — Airborne.

•	L-3 Communications awarded CAE a one-year, $23 million contract to continue providing avionics software upgrades, integrated logistics support and data management services for the Canadian Forces CF-18 aircraft. The contract includes one additional base year and three option years which could bring the total value to more than $100 million over the next five years, if all options are exercised.

•	CAE won contracts to provide flight training to two U.S. customers — the Federal Aviation Administration and USA 3000 Airlines — for a total value of approximately $17 million (US$14 million) over a five-year period.

•	Jet Aviation has expanded the scope of its business aviation pilot training with Emirates-CAE Flight Training (ECFT) by signing a new contract for Gulfstream IV, V and G550 pilot training at ECFT’s facilities in Dubai, U.A.E. In addition, Jet Aviation has renewed a long-standing contract for B737 Boeing Business Jet training with ECFT.
OTHER
•	The U.K. Ministry of Defence decided to change its approach to the proposed private finance initiative for the British Army Armoured Vehicles Training Service (AVTS) program, and intends to proceed with a conventional incremental procurement strategy. A write down of deferred bid costs (incurred post-selection) was made in the current quarter following the decision from the U.K. Ministry of Defence.

•	The restructuring plan is progressing according to the initial timetable. Actions taken since the restructuring plan was announced include strengthening CAE’s leadership and clarifying functional accountability, taking concrete measures to re-engage CAE’s workforce and, at the operational level, streamlining business processes and instituting strong financial discipline. Efforts to rationalize some training facilities, to streamline footprint and eliminate inefficiencies are ongoing.

•	CAE acquired Arizona-based Terrain Experts, Inc., a leading developer of software tools for simulation database generation and visualization.

•	Shareholders of CAE Inc. approved the transfer of CAE’s head office from Toronto to Montreal.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
2 INTRODUCTION
CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for military organizations, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas and flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE also operates a global network of aviation training centres in locations around the world.
     CAE’s fiscal year-end is March 31 and, unless otherwise indicated, all references to the current year or 2006 are for the fiscal year ending March 31, 2006, and all references to last year, prior year, or a year ago are for the fiscal year ended March 31, 2005.
Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments:
(i)	Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulation training devices and visual systems;

(ii)	Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training equipment for air, land and sea applications;

(iii)	Training & Services/Civil (TS/C) – Provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military (TS/M) – Supplies military tactical and non-tactical training solutions, simulators and systems maintenance as well as modeling and simulation solutions.
Previously, the Company’s operations were broken down into three operating segments: Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) until its disposal in the fourth quarter of fiscal 2005.
     The MD&A, which includes a review of the operations of each business segment and the financial condition of CAE, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for each business segment and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes of the first quarter of fiscal 2006.
     Unless otherwise indicated in this MD&A, the Company’s outlook, business profile and strategy as well as the accounting policies and estimates provided in the Company’s most recent annual MD&A (included in the Company’s annual report for the year ended March 31, 2005) remain unchanged.
     This MD&A contains statements from CAE management (Management) regarding CAE’s strategy, operating results and financial condition. Management is responsible for its accuracy, integrity and objectivity, and has developed, maintains and supports the necessary systems and controls to provide reasonable assurance as to the validity and completeness of the disclosures contained herein.
     Except as otherwise indicated, all financial information related herein is determined in accordance with Canadian generally accepted accounting principles (GAAP), and all dollar amounts referred to herein are Canadian dollars.
     CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbols CAE and CGT respectively.
3 CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains forward-looking statements with respect to CAE and the operations of each business segment based on assumptions which CAE considered reasonable at the time they were prepared and may include information concerning the Company’s future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Statements preceded by the words “believe”, “expect”, “anticipate”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and/or similar expressions are forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect. Factors that could cause actual results or events to differ materially from current expectations are discussed herein (for additional information refer to the Business Risks and Uncertainties section of this MD&A). The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may be announced or completed after such statements are made.
4 NON-GAAP FINANCIAL MEASURES
This MD&A provides comments on non-GAAP financial measures. Readers should be cautioned that this information should not be confused with or used as an alternative for performance measures determined in accordance with GAAP. CAE believes that these measures provide useful supplemental information to GAAP financial measures. However, these non-GAAP financial measures have no standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
4.1 EBIT
Earnings before interest and income tax expenses (EBIT) is a financial term used to report a company’s earnings as they would be without interest and taxes. CAE considers EBIT to be useful supplemental information since, by eliminating the effects of some financing decisions and tax structures, performance can be analyzed between different periods, different companies and different industries with dissimilar capital structures.
4.2 SEGMENT OPERATING INCOME
Segment Operating Income is the key indicator used internally to measure the financial performance of each segment. Segment Operating Income is defined as earnings before other income (expense) net, interest and income taxes. This measure gives a good indication of the profitability of each segment, without the impact of any items not specifically related to the segment’s performance (which items are presented under “other income (expense) net” in the consolidated statement of earnings).
4.3 FOREIGN EXCHANGE
The Company’s reporting currency is the Canadian dollar, and assets, liabilities and transactions measured in foreign currencies need to be translated to Canadian dollars at various exchange rates (FX) as required by GAAP. CAE considers foreign exchange exclusion to be useful supplemental information as it provides an indication of performance comparable to a year ago, excluding the impact of currency fluctuation which can significantly affect the Company’s operations and financial results.
The month-end exchange rates used to translate assets and liabilities were as follows for the quarter ended:

	JUNE 30	MARCH 31	INCREASE	JUNE 30
	2005	2005	(DECREASE)	2004	(DECREASE)

U.S. dollar (US$ or USD)	1.2256	1.2096	1%	1.3404	(9%)
Euro (€ )	1.4827	1.5689	(5%)	1.6327	(9%)
British pound (£ or GBP)	2.1973	2.2848	(4%)	2.4297	(10%)

The average exchange rates used to translate revenues and expenses were as follows for the quarter ended:

	JUNE 30	MARCH 31	INCREASE	JUNE 30
	2005	2005	(DECREASE)	2004	(DECREASE)

U.S. dollar (US$ or USD)	1.2433	1.2272	1%	1.3584	(8%)
Euro (€ )	1.5681	1.6076	(2%)	1.6374	(4%)
British pound (£ or GBP)	2.3083	2.3187	—	2.4536	(6%)

4.4 FREE CASH FLOW
Free cash flow is defined by Management as net cash flows provided by continuing operating activities less capital expenditures (including capitalized costs) and dividends paid, plus proceeds from sales and leaseback. CAE considers free cash flow to be an indicator of the financial strength and liquidity of its business as it shows how much cash is available to repay debt and to meet its ongoing obligations.
4.5 CAPITAL EMPLOYED
Capital employed is a measure of net investment;
•	When viewed from the perspective of how capital is used, capital employed is defined as total assets less cash and cash equivalents, minus total liabilities less long-term debt (including its current portion).

•	When viewed from the perspective of the sources of capital, it includes long-term debt (including its current portion) and shareholders’ equity.

•	When viewed at the business segment level, capital employed is defined as a segment’s total assets less cash and cash equivalents, tax accounts and other non-operating assets, minus segment’s total liabilities, less tax accounts, long-term debt (including its current portion) and other non-operating liabilities.
4.6 NET DEBT
Net debt is defined as long-term debt (funding debt), including its current portion, less cash and cash equivalents, and is presented on a consistent basis from period to period. The Company considers net debt to be an indicator of its overall financial position.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
4.7 NON-RECURRING ITEMS
Non-recurring items are items identified by their nature as outside of the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. Management considers that highlighting non-recurring items and providing operating results excluding these items is useful supplemental information that allows for analysis of CAE’s underlying operating performance.
4.8 BACKLOG
Backlog is defined as unfilled customer orders for products and services. For the SP/C, SP/M and TS/M segments, an item is considered part of the backlog when a legally binding commercial agreement providing sufficient details on the party’s respective obligations (forming the basis for a contract and/or an order) is in place between the Company and its client. For the TS/C segment, backlog includes revenues from customers under both long-term and short-term contractual arrangements where training revenues are guaranteed or reasonably expected from current customers.
5 CONSOLIDATED RESULTS
5.1 RESULTS FROM OPERATIONS
SUMMARY OF CONSOLIDATED RESULTS

FOR THE THREE-MONTH PERIOD ENDED	JUNE 30	MARCH 31	JUNE 30
(amounts in millions, except per share amounts)	2005	2005	2004

Revenue	$266.0	$262.7	$230.9
EBIT (loss)	35.9	(0.7)	31.5
As of % of revenue	13.5%	—	13.6%
Interest expense, net	4.8	16.1	4.8
Income tax expense (recovery)	10.3	(26.1)	7.8

Earnings
From continuing operations	$20.8	$9.3	$18.9
From discontinued operations	—	99.5	5.4

Net earnings	$20.8	$108.8	$24.3
Basic and diluted EPS from continuing operations	0.08	0.04	0.08
Basic and diluted EPS	0.08	0.44	0.10

5.1.1 CONSOLIDATED REVENUE
Revenue for the first quarter of fiscal 2006 reached $266.0 million compared with $230.9 million and $262.7 million reported in last year’s first and fourth quarters respectively.
     Year over year growth was $35.1 million or 15%, and the increase was attributable mainly to the revenue growth in the Simulation Products segments. The year over year increase was somewhat offset by a stronger Canadian dollar relative to the Company’s main foreign currencies: the U.S. dollar, Euro and British pound, which were respectively 8%, 4% and 6% weaker.
     Sequentially, growth was $3.3 million or 1% and consisted of increases in the SP/C, TS/C and TS/M segments offset by a 10% decrease in the SP/M segment.
     Further analysis of each segment is provided in the Segmented Results section.
5.1.2 CONSOLIDATED EBIT
EBIT for the first quarter of fiscal 2006 reached $35.9 million (13.5% of revenues) compared with $31.5 million (13.6% of revenues) and a loss of $0.7 million reported in last year’s first and fourth quarters respectively.
     The results of the first quarter of fiscal 2006 were positively impacted by a $6.0 million foreign exchange gain on the reduction of the investment in certain self-sustaining subsidiaries, offset by a write down of $5.9 million of deferred bid costs (incurred post-selection) on certain projects and by a restructuring charge of $0.9 million. Excluding non-recurring items, the first quarter EBIT would have been $36.7 million (13.8% of revenues).
     The first quarter last year was positively affected by the recognition of additional investment tax credits (ITC) related to fiscal 2000 to fiscal 2004 totalling $14.2 million. Excluding non-recurring items, last year’s EBIT would have amounted to $17.3 million (7.5% of revenues).
     Last quarter’s EBIT was affected by $28.4 million of non-recurring expenses, including a restructuring charge of $24.5 million. Excluding non-recurring items, last quarter’s EBIT would have been $27.7 million (10.5% of revenues).
     Further analysis of non-recurring items is provided in the Reconciliation of Non-recurring Items section.
     Further analysis of each segment’s results is provided in the Segmented Results section.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
5.1.3 INTEREST EXPENSE (NET)
The net interest expense for the first quarter of fiscal 2006 reached $4.8 million, compared with $4.8 million and $16.1 million reported in last year’s first and fourth quarters respectively.
     During the first quarter of fiscal 2006, the interest expense on long-term debt was $0.9 million lower than for the same period last year, mainly due to a $2.6 million reduction in long-term debt interest expense offset by $1.2 million of additional interest expense following the consolidation of the asset-backed financing in the Amsterdam Training Centre, pursuant to the adoption of the new accounting pronouncements on Variable Interest Entities. The interest on long-term debt was also affected by $0.5 million resulting from the combined impact of lower capitalized interest, and the interest expense allocated to discontinued operations in 2004, net of a reduction in amortization of deferred financing costs. This decrease in interest expense was mainly offset by an equivalent decrease in interest income resulting from the lower amount of loan receivable following the refinancing of the MSHATF PFI project that took place in the third quarter of fiscal 2005.
For the fourth quarter of fiscal 2005, net interest expense was affected by various non-recurring elements including:
•	Accelerated amortization of deferred financing costs on the early settlement of a long-term debt facility representing $4.7 million;

•	Early repayment premium related to the above settlement of a long-term debt facility representing $2.5 million; and

•	Cost to unwind an interest rate swap of $2.0 million.
Excluding non-recurring items, net interest expense for the fourth quarter of fiscal 2005 would have been $6.9 million.
     Following the closing of the new credit facility on July 7, 2005, the Company will, in the second quarter of fiscal 2006, write down deferred financing costs amounting to approximately $1.0 million that were associated with its previous credit facility.
5.1.4 INCOME TAXES
Income taxes for the quarter were $10.3 million, representing an effective income tax rate of 33.1% compared to 29.2% for the first quarter last year.
     The year over year fluctuation in the income tax rate reflect changes in the mix of income for tax purposes from various jurisdictions, valuation allowances taken on losses in certain jurisdictions and the income tax recovery of $0.7 million on the foreign exchange gain following the reduction of the investment in certain self-sustaining subsidiaries.
     During the fourth quarter of fiscal 2005, the Company recorded $26.1 million of income tax recovery as a result of the loss for the quarter together with the recognition of $12.2 million of tax assets. The recognition of the tax assets is a consequence of a reduction in the valuation allowance for some net operating losses for income tax purposes in the United States (U.S.). Excluding the non-recurring items in the fourth quarter, the income tax rate would have been approximately 32.2%.
     Management expects a 31% effective income tax rate for fiscal 2006 taken as a whole.
5.1.5 RESULTS FROM DISCONTINUED OPERATIONS
There were no results from discontinued operations in the first quarter of fiscal 2006. For the first and fourth quarters of fiscal 2005, earnings from discontinued operations amounted to $5.4 million and $99.5 million respectively, mainly resulting from the sale of Marine.
     For a complete discussion on the sale of Marine refer to the Acquisitions, Business Combinations and Divestitures section.
5.1.6 NET EARNINGS
Net earnings for the first quarter of fiscal 2006 reached $20.8 million (7.8% of revenues), compared with $24.3 million (10.5% of revenues) and $108.8 million (41.4% of revenues) reported in last year’s first and fourth quarters respectively.
     Net earnings decreased by $3.5 million compared to the same quarter last year, which included the results of the now discontinued Marine segment ($5.4 million). Excluding results from discontinued operations and non-recurring items, earnings for the first quarter of fiscal 2006 would have amounted to $19.9 million compared to $8.8 million for the same quarter last year.
     Sequentially, net earnings decreased by $88.0 million, mainly as a result of the incorporation of the gain on the disposal of Marine ($103.9 million) in fiscal 2005 that was offset by various non-recurring items.
5.1.7 BASIC AND DILUTED EARNINGS PER SHARE
Earnings per share (EPS) for the first quarter of fiscal 2006 reached $0.08, compared with $0.10 and $0.44 reported in last year’s first and fourth quarters respectively. Excluding the effect of non-recurring items and discontinued operations, EPS would have amounted to $0.08, $0.04 and $0.06 respectively.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
5.1.8 ORDERS AND BACKLOG
The Company’s backlog at the end of the first quarter of fiscal 2006 stood at $2.5 billion, increasing by $138 million compared to the same quarter last year and increasing by $43 million compared to the immediately preceding quarter. The following table provides a continuity of the Company’s backlog since March 31, 2005.
CONSOLIDATED BACKLOG CONTINUITY SCHEDULE

FOR THE THREE-MONTH PERIOD ENDED	JUNE 30
(amounts in millions)	2005

Backlog at March 31, 2005	$2,505
+ Orders for the period	344
- Revenue for the period	(266)
+ /- Adjustments (such as FX)	(35)

Backlog at June 30, 2005	$2,548

5.2	RECONCILIATION OF NON-RECURRING ITEMS
The table below shows how certain non-recurring items have affected the Company’s results in the respective reporting periods. The Company believes that this supplemental information is useful as it provides an indication of the Company’s underlying performance excluding these non-recurring items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with GAAP as an indicator of performance.
CONSOLIDATED RECONCILIATION OF NON-RECURRING ITEMS

FOR THE THREE-MONTH PERIOD ENDED	JUNE 30, 2005			MARCH 31, 2005			JUNE 30, 2004
	AMOUNT	AMOUNT	PER	AMOUNT	AMOUNT	PER	AMOUNT	AMOUNT	PER
(amounts in millions, except per share amounts)	PRE-TAX	AFTER TAX	SHARE	PRE-TAX	AFTER TAX	SHARE	PRE-TAX	AFTER TAX	SHARE

Earnings (loss) from continuing operations	$31.1	$20.8	$0.08	$(16.8)	$9.3	$0.04	$26.7	$18.9	$0.08
Foreign exchange gain	(6.0)	(6.7)	(0.02)	—	—	—	—	—	—
Write-down of deferred bid costs	5.9	5.1	0.02	—	—	—	—	—	—
Restructuring plan	0.9	0.7	—	24.5	16.7	0.07	—	—	—
Additional ITC recognition (FY00 – FY04)	—	—	—	—	—	—	(14.2)	(10.1)	(0.04)
Costs associated with the early settlement of long-term debts	—	—	—	9.2	8.6	0.03	—	—	—
Tax recoveries	—	—	—	—	(23.5)	(0.09)	—	—	—
Other non-recurring items	—	—	—	3.9	3.0	0.01	—	—	—

Earnings from continuing operations, excluding non-recurring items (not in accordance with GAAP)	$31.9	$19.9	$0.08	$20.8	$14.1	$0.06	$12.5	$8.8	$0.04

Each item highlighted in the above table is further discussed below.
5.2.1	FOREIGN EXCHANGE GAIN
During the first quarter of fiscal 2006, the Company reduced the capitalization of certain of its self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange gain accumulated in the currency translation adjustment account was transferred to the statement of earnings, resulting in a non-recurring pre-tax gain of $6.0 million.
5.2.2. WRITE-DOWN OF DEFERRED BID COSTS
During the first quarter of fiscal 2006, the Company wrote down deferred bid costs (incurred post-selection) amounting to $5.9 million that were accumulated on major programs for which the Company was selected and, subsequent to its selection, the likelihood of success of said programs as previously expected was significantly reduced.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
5.2.3	RESTRUCTURING PLAN
On February 11, 2005, CAE announced a comprehensive restructuring plan (Plan) aimed at restoring its profitability, cash flows and return on capital. This Plan, undertaken by Management under the leadership of the new CEO, resulted from an extensive strategic review of CAE’s markets, customers and other external stakeholders as well as its internal resources and capabilities.
Geared towards the elimination of duplication and the achievement of a more competitive cost structure, the Plan includes actions such as:
•	The consolidation of all manufacturing activities including engineering, program management and global procurement. These functions had previously existed in various regional business units, resulting in duplication;
•	The rationalization of the civil training centre footprint, including consolidation of training centres where duplication exists, reallocation of a number of full-flight simulators to maximize yield, and streamlining of the management structure;
•	As part of this consolidation, the Company also undertook several improvement initiatives geared towards standardizing processes and “productizing” the manufacturing process; and
•	The implementation of an enterprise resource planning system (ERP), in order to improve transparency, accountability and information flow.
Finally, CAE’s compensation structure has been reoriented, with a specific emphasis on building shareholder value through focus on delivery of free cash flow and an adequate return on capital.
     The Company accounts for the restructuring charges in accordance with the Canadian Institute of Chartered Accountants (CICA), Emerging Issues Committee (EIC) abstract number 134 – EIC 134, Accounting for Severance and Termination Benefits, and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), as described in Note 4 of the interim consolidated financial statements. These abstracts provide guidance on the timing of recognition and measurement of liabilities as well as disclosures for the various types of costs associated with an exit or disposal activity, including restructuring. Under EIC-135, a liability for a cost associated with a restructuring can only be recorded when that liability is incurred and can be measured at fair value. A liability is incurred when an event obligates the Company to transfer or use assets, or more explicitly, when an event leaves the Company little or no discretion to avoid transferring or using the assets in the future. For the exit costs, a commitment to an exit plan or a plan of disposal expresses only management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense.
     The Company intends to provide information on all costs associated with the closure of business activities, the relocation of business activities from one location to another, the changes in management structure and all other costs related to the restructuring as it affects the nature and focus of the operations. However, the above accounting guidances may impact the timing at which an element can be recognized and may limit the type of expense than can be separately classified as restructuring expenses in the consolidated statement of earnings. However, Management intends to provide complementary information on all Plan-related expenses incurred (whether or not classified in the restructuring line item in the consolidated statement of earnings) as part of its MD&A disclosure.
     During the first three months of fiscal 2006, the Company recorded a $0.9 million restructuring charge for workforce reduction and related expenses. This first quarter under the Plan was dedicated primarily to assessing the needs of the Company under its new structure and to taking steps to improve CAE’s business processes in accordance with the Plan. Actions taken include strengthening CAE’s leadership and clarifying functional accountability, taking concrete measures to re-engage CAE’s workforce and, at the operational level, streamlining business processes and instituting strong financial discipline. Efforts are ongoing to rationalize some training facilities to streamline footprint and eliminate inefficiencies.
5.2.4 RECOGNITION OF ADDITIONAL ITC FOR FY00 TO FY04
While ITCs are a normal, recurring part of CAE’s business, the first quarter of fiscal 2005 results were positively impacted by the recognition of additional ITC totalling $14.2 million ($10.1 million net of tax), following the completion of an audit, by the tax authorities, on research and development (R&D) expenditures claimed for fiscal 2000 to 2002 and Management’s change in estimate (in light of the audit results) of ITC recoverable for fiscal 2003 and 2004.
     The additional ITC adjustments in the first quarter of fiscal 2005 were included in the Segment Operating Income of SP/C and SP/M and amounted to $9.8 million and $4.4 million respectively.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
5.3	CAPITAL EMPLOYED
The Company’s capital employed at June 30, 2005 amounted to $941.8 million, an increase of $4.4 million compared to $937.4 million at the end of fiscal 2005.
The following table describes the significant elements of the Company’s capital employed:
CONSOLIDATED CAPITAL EMPLOYED

	AS AT JUNE 30	AS AT MARCH 31
(amounts in millions)	2005	2005

Use of capital
Non-cash working capital (1)	$18.5	$9.6
Property, plant and equipment, net	781.2	792.2
Other long-term assets	351.2	351.6
Assets held for sale (current and long-term), net	2.5	2.1
Other long-term liabilities	(211.6)	(218.1)

Total capital employed	$941.8	$937.4

Source of capital
Net debt (2)	$282.3	285.8
Shareholders’ equity	659.5	651.6

Source of capital	$941.8	937.4

(1)	Current assets minus current liabilities as they appear on the respective balance sheets, excluding the following items: cash and cash equivalents, current portion of long-term debt and current portion of assets and liabilities held for sale.

(2)	Long-term debt, including current portion net of cash and cash equivalents.
Non-cash working capital increased by $8.9 million since March 31, 2005 as a result of higher receivables and inventory levels, partially offset by higher payables and deposits on contracts.
     Property, plant and equipment were down $11.0 million compared to March 31, 2005, as a result of normal depreciation for the quarter and the effect of changes in foreign exchange rates between March and June 2005, offset by new capital expenditures.
     Other long-term liabilities are down $6.5 million mainly as a result of a lower future income tax liability.
     The net debt reduction comes from the impact of the change between March and June 2005 in exchange rates applied on foreign-denominated debt and net cash generation for the period. (Refer to the Cash Movements section.)
     The $7.9 million increase in equity results from the earnings for the first quarter ($20.8 million) plus the proceeds from share issuance ($8.9 million) net of the dividends ($2.5 million) and the change in the currency translation adjustment account ($19.3 million) which results from the strengthening of the Canadian dollar during the period together with the reduction of investment in self-sustaining subsidiaries as described previously.
5.4	CASH MOVEMENTS
Free cash flow for the first quarter of fiscal 2006 was slightly negative by $2.1 million, an increase of $48.2 million compared with last year’s first quarter, and a decrease of $69.7 million compared with last year’s fourth quarter.
     The Company’s net debt as at June 30, 2005 amounted to $282.3 million, a decrease of $3.5 million compared to $285.8 million at the end of fiscal 2005.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following table summarize the major elements of the movements in cash:
CONSOLIDATED CASH MOVEMENTS

FOR THE THREE-MONTH PERIOD ENDED	JUNE 30	MARCH 31	JUNE 30
(amounts in millions)	2005	2005	2004

Net cash provided by continuing operating activities (before changes in non-cash working capital)	$30.8	$0.1	$35.5
Changes in non-cash working capital	(9.0)	66.8	(31.8)

Cash provided by continuing operating activities	$21.8	$66.9	$3.7
Capital expenditures and other capitalized costs	(21.5)	(12.7)	(46.8)
Proceeds from sale and leaseback of assets	—	15.8	—
Cash dividends	(2.4)	(2.4)	(7.2)

Free cash flow	$(2.1)	$67.6	$(50.3)
Other cash movements, net	4.2
Effect of foreign exchange rate changes on cash and cash equivalents	(1.8)

Net increase in cash before proceeds and repayments of long-term debt	$0.3

The following table provides a reconciliation of the net debt between March 31, 2005 (prior quarter) and June 30, 2005:
RECONCILIATION OF CONSOLIDATED NET DEBT MOVEMENT

FOR THE THREE-MONTH PERIOD ENDED	JUNE 30
(amounts in millions)	2005

Net debt, beginning of period	$285.8
Impact of cash movements on net debt (see above table)	(0.3)
Effect of foreign exchange rate changes on long-term debt	(3.2)

Increase (decrease) in net debt during the period	(3.5)

Net debt, end of period	$282.3

6 SEGMENTED RESULTS
6.1 NEW REPORTING SEGMENTS
Effective April 1, 2005, following the reorganization, CAE began reporting financial results on a newly segmented basis — distinguishing between products and services — to reflect the way that the business is now being managed. In addition to be able to more effectively manage the business, it also enables investors to evaluate performance and make informed decisions about the Company.
The Company changed its internal organization structure such that operations are now reported in four segments:
(i)	Simulation Products/Civil (SP/C) — Designs, manufactures and supplies civil flight simulation training devices and visual systems;

(ii)	Simulation Products/Military (SP/M) — Designs, manufactures and supplies advanced military training equipment for air, land and sea applications;

(iii)	Training & Services/Civil (TS/C) — Provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military (TS/M) — Supplies military tactical and non-tactical training solutions, simulators and systems maintenance as well as modeling and simulation solutions.
Due to this change, the corresponding items of segment information from earlier periods have been presented to conform to the new internal organization. The accounting policies of each segment are the same as those described in the Company’s annual consolidated financial statements for the year ended March 31, 2005 (Note 1 to the consolidated financial statements).

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
     The profitability measure employed by the Company and its chief operating decision maker (the CEO) for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The SP/C and the SP/M segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. Transactions between operating segments are recorded at cost and are composed mainly of simulator transfers from the SP/C segment to the TS/C segment. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made on a proportion of each segment’s cost of sales.
SIMULATION PRODUCTS
The Simulation Products’ segments consist of the businesses related to the design, manufacturing and supply of synthetic training equipment for both civil and military applications, including the visual component (e.g., CAE Tropos™ and CAE Medallion-S™), the provision of post-sales support services and updates for civil market customers, the development and commercialization of the CAE Simfinity™ suite of flight training devices, and the development of such software packages as CAE NeTTS™ (Networked Tactical Training Solutions) and CAE STRIVE™, etc.
     Simulation Products’ objective carried out through its two segments is to consolidate its development and manufacturing activities, including engineering, manufacturing, program management and global procurement. Its immediate focus is to substantially reduce the costs associated with manufacturing simulation equipment intended both for sale to third parties and for installation in the Company’s global network of training centres. CAE expects to improve its lead time, cost, quality and reputation for performance through continued operational improvements and research and development programs. In particular, CAE is progressing research and development programs to introduce CAE NeTTS™ and CAE STRIVE™ for military applications, as well as PC-based architectures that address the requirement for scalable, reconfigurable, cost-effective training devices for both the civil and military markets.
6.2	SIMULATION PRODUCTS / CIVIL
6.2.1	NATURE OF OPERATIONS
The SP/C segment designs, manufactures and supplies flight simulators, visual systems and associated services (such as support and updates) to the civilian aviation industry. This segment also encompasses the development of CAE’s capabilities in simulation-based interactive learning, including its leading-edge CAE Simfinity™ system. Pilots using CAE’s Simfinity™ training system are able to practice landing, takeoff and taxiing under different weather conditions in over 250 airports. SP/C’s manufacturing facility is located in Montreal, Canada.
     The Company builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Fairchild/Dornier, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Agusta-Westland, Bell Helicopter and Sikorsky. The equipment demand is driven mainly by the introduction of new aircraft platform types and the health of the legacy carriers. Since its inception, CAE has taken orders for more than 500 full-flight simulators and flight training devices from over 110 commercial airlines, aircraft manufacturers and external training centres in 38 countries. With half a century of experience in designing and manufacturing full-flight simulators, CAE has established long-standing relationships with leading commercial airlines throughout the world. According to the Flight International Civil Simulator Census (April 2005), over one-third of the worldwide installed base of civil simulators are CAE-built.
6.2.2	FINANCIAL RESULTS — HISTORICAL PERSPECTIVE
SP/C FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005		2004	2003

Revenue		$213.4	193.0	270.9
Segment Operating Income		$7.8	10.7	85.2
Operating margins	%	3.7	5.5	31.5
Depreciation and amortization		$12.9	14.5	12.1
Capital expenditures		$10.9	13.4	10.6
Backlog		$273.5	197.8	225.8

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
     Fiscal 2003 witnessed the decline in civil equipment and support services activities, reflecting the then state of the commercial aviation market affected by world events such as the terrorist attacks in September 2001, the war in Iraq and the SARS epidemic. With $270.9 million in revenue, fiscal 2003 saw a decline of approximately 40% from the previous two years when the aerospace market had reached its peak and revenue was over $440 million in both fiscal 2001 and 2002. Strong backlog with higher profitability due mainly to high volume orders from North American legacy carriers and a weaker Canadian dollar in fiscal years 2001 to 2003 led to operating margins in the range of 30%.
     SP/C continued to suffer in fiscal 2004 from continuing difficulties in the civil aerospace market, which resulted in severe competition and downward pricing pressure. In addition, a large number of airlines were in financial difficulty, resulting in a reduction of size of the addressable market. Operating margins decreased significantly as a result of the appreciation of the Canadian dollar and the decrease in the then higher margin North American revenues. The revenue mix shifted towards the Asian market where margins were much tighter. In addition, the number of full-flight simulators delivered in fiscal 2004 fell from 36 in fiscal 2003 (20 internal and 16 external) to 19 (5 internal and 14 external), resulting in higher unit production costs.
     Although it has been able to replenish its backlog in fiscal 2005, SP/C witnessed continued competitive pressure in the market, which adversely impacted its operating margins. In addition, negative foreign exchange impacts combined with higher manufacturing costs resulted in a further decline of operating margins with only 11 (three internal and eight external) full-flight simulators deliveries in the fiscal year.
     The increase in capital expenditures in fiscal 2004 was mainly due to CAE’s Simfinity™ product development costs being capitalized and amortized over a period of five years starting in fiscal 2005 when the product was deployed.
     Backlog steadily decreased to reach a low of $197.8 million in fiscal 2004 from nearly $500 million in fiscal 2002, with order intakes reaching a low of 11 full-flight simulators in fiscal 2003. Thereafter, the number of full-flight simulators awarded to SP/C increased to 16 full-flight simulators ordered in fiscal 2004 and 17 in fiscal 2005.
6.2.3	FINANCIAL RESULTS – CURRENT
SP/C FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	Q1-2006		Q4-2005	Q3-2005	Q2-2005	Q1-2005

Revenue		$60.2	54.2	52.4	59.6	47.2
Segment Operating Income		$7.1	(2.5)	(3.0)	2.3	11.0
Operating margins	%	11.8	(4.6)	(5.7)	3.9	23.3
Depreciation and amortization		$2.3	4.3	3.3	3.0	2.3
Capital expenditures		$0.2	3.4	2.1	2.7	2.7
Backlog		$276.7	273.5	262.6	202.6	186.0

For the three months ended June 30, 2005, SP/C revenues amounted to $60.2 million, a quarter over quarter increase of 11% ($6.0 million). On a year over year basis, revenue increased by 28% ($13.0 million). Both the sequential and year over year increases are attributable mainly to higher order intake in fiscal 2005 as well as reaching certain significant milestones during the quarter on specific projects.
     Segment Operating Income for the three months ended June 30, 2005 amounted to $7.1 million, a quarter over quarter increase of $9.6 million. On a year over year basis, Segment Operating Income decreased by 35% ($3.9 million). The sequential increase is attributable mainly to completion of significant milestones and to increased revenue. The year over year decrease is attributable mainly to the recognition of $9.8 million in additional ITC in the first quarter of fiscal 2005. Excluding the additional ITC, Segment Operating Income would have been $5.9 million higher than last year.
     During the quarter, relatively high operating margins of 11.8% were realized as a result of a concentrated number of deliveries for which some key performance risks have been mitigated and integration savings realized in the near future. Those integration savings were specific to these projects and are not likely to be realized on future projects.
     Negative operating margins in the third and fourth quarters of the prior year were the result of high product development charges and negative foreign exchange impacts on some foreign denominated assets that were held for sale.
     The capital employed for SP/C at June 30, 2005 was $24.3 million compared to $30.4 million at March 31, 2005.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
6.2.4	BACKLOG
SP/C BACKLOG CONTINUITY SCHEDULE

FOR THE THREE-MONTH PERIOD ENDED	JUNE 30
(amounts in millions)	2005

Backlog at March 31, 2005	$273.5
+ Orders for the period	70.2
- Revenue for the period	(60.2)
+ /- Adjustments (such as FX)	(6.8)

Backlog at June 30, 2005	$276.7

Backlog as at June 30, 2005, stood at $276.7 million, which represents an increase of $3.2 million from March 31, 2005. The order intake for the first quarter of fiscal 2006 amounted to $70.2 million and comprises mainly six orders for full-flight simulators, four of which were announced: one for the new Embraer 170 and one Embraer 190 for Air Canada; one Airbus A320 simulator to Germany’s Lufthansa Flight Training Berlin; and one Dash 8-400 simulator to Japan’s All Nippon Airways (ANA).
6.2.5	OUTLOOK
Management continued to see some positive signs in the civil aviation market in the first half of calendar 2005, as passenger traffic levels, pilot hirings and aircraft deliveries maintained their growth trend after a year of growth in calendar 2004. However, there are still some areas in this industry that continue to struggle, notably the U.S. legacy airlines which still lose money.
     In the near term, the Asian and Middle Eastern markets are expected to drive the majority of simulation equipment demand as these regions continue to expand faster than the more mature North American and European markets. The demand will also be driven by the introduction of new aircraft types (e.g., Airbus A380, Embraer 170/190, Boeing 787) into airline fleets. However, airlines around the world, most particularly the U.S. legacy carriers, are still being affected by high fuel costs. Despite the improvement in yields seen in recent months, their financial situation is still fragile and is expected to limit the airlines’ capital spending.
6.3	SIMULATION PRODUCTS / MILITARY
6.3.1	NATURE OF OPERATIONS
The SP/M segment designs, manufactures and supplies advanced military training equipment for air, land and sea applications and offers flight, visual and land simulators. CAE is a world leader in the design and production of military flight-simulation equipment. The Company develops simulation equipment and training for a variety of military aircraft, including fighter jets, helicopters and patrol/transport aircraft. Its military simulators provide full-combat environments that include interactive enemy and friendly players, as well as weapons and military sensors. These simulators incorporate highly realistic visual scenes that cover areas as large as whole countries and that are able to show the effects and characteristics of a variety of battlefield features.
     The military simulation market is driven in part by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot-training programs due to the high degree of realism and the significantly lower cost and risk compared to live training. With a leading-edge technology solution, CAE is well positioned to capitalize on upcoming international military programs in Canada, the United States, Europe, the U.K., Australia, Asia and the Middle East and to team and/or collaborate with key original equipment manufacturers (OEM) in other countries.
     SP/M’s manufacturing facilities are located in Montreal, Canada; Tampa, U.S.; Burgess Hill, U.K.; and Stolberg, Germany.
6.3.2	FINANCIAL RESULTS — HISTORICAL PERSPECTIVE
SP/M FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005		2004	2003

Revenue		$278.9	291.8	290.9
Segment Operating Income		$26.4	28.5	59.2
Operating margins	%	9.5	9.8	20.4
Depreciation and amortization		$9.8	9.3	8.5
Capital expenditures		$4.4	3.5	9.7
Backlog		$511.3	471.4	516.9

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
Fiscal 2003 was an unusual year for SP/M, resulting from efficient program execution, particularly towards the later stage of completion of several repeat simulators, engineering upgrades, as well as the achievement of two early delivery bonuses earned on some U.S. programs.
     In fiscal 2004, program margins returned to a more normalized level. The appreciation of the Canadian dollar adversely impacted the revenue and operating margins, while operating margins were further impacted by low margins on some specific programs in Europe where CAE, albeit acting as the prime contractor, had sub-contracted a large portion of its work share to meet industrial requirements (local content). In addition, SP/M incurred significant bid costs on major programs, both in Europe and North America.
     In fiscal 2005, revenue and operating margins were further adversely impacted by foreign exchange movements, while a significant portion of the decrease in revenue resulted from delays in meeting specific milestones on the German NTF program, which had made a major contribution to revenue in fiscal 2004. SP/M also reduced its selling and marketing expenses and was able to recognize $4.4 million of additional ITCs.
     A strong order intake of $328 million in fiscal 2005 saw SP/M backlog return to previous levels after experiencing a slight decrease in fiscal 2004.
6.3.3	FINANCIAL RESULTS – CURRENT
SP/M FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	Q1-2006		Q4-2005	Q3-2005	Q2-2005	Q1-2005

Revenue		$72.7	80.5	82.7	59.6	56.1
Segment Operating Income		$4.8	8.8	6.4	7.2	4.0
Operating margins	%	6.6	10.9	7.7	12.1	7.1
Depreciation and amortization		$1.9	2.3	2.4	2.3	2.8
Capital expenditures		$0.3	0.8	1.6	1.0	1.0
Backlog		$535.1	511.3	487.5	487.1	523.9

For the three months ended June 30, 2005, SP/M’s revenues amounted to $72.7 million, a quarter over quarter decrease of 10% ($7.8 million) and year over year increase of 30% ($16.6 million). The majority of the quarter over quarter decrease is due mainly to delays in some European and U.S. programs, some of which are customer or sub-contractor driven and are out of the Company’s control. The year over year increase is a result of higher order intake, specifically the NH-90 equipment program in Germany.
     Segment Operating Income for the three months ended June 30, 2005 amounted to $4.8 million, and included a non-recurring charge of $1.5 million resulting from the write down of some deferred bid costs. Excluding the non-recurring charge, Segment Operating Income would have amounted to $6.3 million, a decrease of 28% ($2.5 million) over the previous quarter, and an increase of $6.7 million over the same quarter last year. Both the quarter over quarter and year over year variances are due to the reasons explained above.
     The capital employed for SP/M at June 30, 2005 was $115.9 million compared to $118.5 million at March 31, 2005.
6.3.4	BACKLOG
SP/M BACKLOG CONTINUITY SCHEDULE

FOR THE THREE-MONTH PERIOD ENDED	June 30
(amounts in millions)	2005

Backlog at March 31, 2005	$511.3
+ Orders for the period	105.7
- Revenue for the period	(72.7)
+ /- Adjustments (such as FX)	(9.2)

Backlog at June 30, 2005	$535.1

Backlog as at June 30, 2005, stood at $535.1 million, which represents an increase of $23.8 million from March 31, 2005. The order intake for the first quarter of fiscal 2006 amounted to $105.7 million, and is comprised mainly of a € 56.9 million order relating to the NH-90 PFI contract which CAE announced in fiscal 2005. In this first quarter, the sub-contract for the supply of equipment was finalized and is in addition to training and equipment orders previous announced in the third quarter of last year.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
6.3.5	OUTLOOK
SP/M maintains a strong market presence in the U.S. and Europe with recent awards from the U.S. Special Operations, the U.S. Navy and the U.K. MoD. With the recent contract award to supply MAD (Magnetic Anomaly Detection) sensor equipment for the U.S. Navy Multimission Maritime Aircraft (MMA) program, SP/M continues to grow its presence in the sensor equipment market and positions itself for future MMA training requirements.
     As the year progresses, SP/M actively continues to seek partnerships with key industry suppliers, and has entered into discussions with various OEMs to establish strategic relationships for the provisioning of training equipment for new platforms.
     SP/M remains dedicated to customer satisfaction and best-in-class technology, which is the driving force behind its growing backlog. Through focused R&D programs, SP/M continues to raise the bar by providing customers with highly realistic and cost-effective training and simulation equipment.
TRAINING & SERVICES
In the general category of Training & Services, CAE offers a wide range of services to its customers. These range from pilot, maintenance technician and crew member training to technical services, support training in engineering and maintenance, consulting in modeling and simulation and training centre design and operation.
6.4	TRAINING & SERVICES / CIVIL
6.4.1	NATURE OF OPERATIONS
The TS/C segment provides business, regional and commercial aviation training for pilots, maintenance technicians and crew members in civil aviation. CAE is the world’s second largest independent provider of training services, and operates training centres on four continents and had an installed base of 108 full-flight simulators for an equivalent of 98 revenue-generating simulators (revenue/simulators) as of June 30, 2005. CAE intends to selectively continue to expand its global network in strategic locations with high-growth potential. Any new strategic investment opportunities are subject to stringent investment criteria and have to follow a thorough internal review process to ensure that these new investments will be accretive.
     The TS/C segment provides tailored training services ranging from fully integrated programs with courses given by CAE training instructors and simulation hours (wet training), to solutions where CAE is leasing the simulators (by the hour) and the customer provides the instructor (dry training). The training services are offered to each of the three sectors: business, regional and commercial.
     The TS/C segment activities are affected by the seasonality of its industry — in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The converse also holds true — slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.
     The Company’s practice is to endeavour to secure numerous long-term training agreements with commercial, regional and business aircraft operators prior to establishing a new training centre. CAE’s customers at the commercial aviation training centres include major, low-cost and regional airlines that elect to outsource some of the training of their pilots and other crew members using either the Company’s training instructors or their own. The business aviation training centres are used by more than 3,000 customers who tend to use third-party training centres as their primary source for simulation training. CAE will continue to execute its pilot training strategy, with the focus on ramping up utilization and increasing yield (through enhanced service offerings) in its training centres.
     During fiscal 2005, CAE and Dassault Aviation signed a contract making CAE the exclusive provider of entitlement training for the new Falcon 7X aircraft. Entitlement training is the initial training provided by the aircraft manufacturer with the purchase of the aircraft. The agreement covers pilot, maintenance and cabin crew training. As part of this agreement, CAE is developing two Falcon 7X full-flight simulators and a comprehensive training program that will incorporate CAE Simfinity™ training technology. The Falcon full-flight simulator will be deployed in North America and Europe. The North American location will be CAE’s new training centre being developed in Morris County, New Jersey (U.S.), while the European location will be in CAE’s existing facilities in Burgess Hill, U.K.
     During the first quarter of 2006, Jet Aviation expanded the scope of its business aviation pilot training with Emirates-CAE Flight Training (ECFT) by signing a new contract for Gulfstream IV, V and G550 pilot training at ECFT’s facilities in Dubai, U.A.E. In addition, Jet Aviation has renewed a long-standing contract for B737 Boeing Business Jet training with ECFT. ECFT is jointly operated by Emirates and CAE under a long-term teaming agreement.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
6.4.2	FINANCIAL RESULTS — HISTORICAL PERSPECTIVE
TS/C FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005			2004	2003

Revenue		$306.8		268.8	246.2
Segment Operating Income		$39.8		28.3	30.4
Operating margins	%	13.0		10.5	12.3
Depreciation and amortization		$51.0	(1)	41.4	39.2
Capital expenditures		$100.6		68.3	201.5
Backlog		$829.6		823.5	651.3

(1)	Includes $4.7 million of accelerated amortization of deferred costs that are related to the early settlement of a long-term debt facility. This expense is recorded on the interest expense, net line in the statement of earnings and is not part of the Segment Operating income.
In fiscal 2003, CAE achieved a significant growth in revenue from training operations, reflecting the benefits of acquisitions made in fiscal 2002 (Schreiner in August 2001 and SimuFlite in December 2001). The network of installed base simulators grew by 50% from the prior year.
     In fiscal 2004, revenue growth was attributable to an increase in the number of simulators deployed in our network and an increase in capacity utilization in the latter part of the year. Operating margins, when compared to fiscal 2003 and fiscal 2005, were negatively impacted by the collapse of the demand for the Dornier 328 following the Dornier aircraft manufacturer’s bankruptcy, the financial difficulties and ongoing restructuring of some of the North American airline operators, the SARS epidemic and the movement in exchange rates. Capital expenditures were constrained in 2004 following the significant expansion and addition to CAE’s network between 2001 and 2003.
     Although fiscal 2005 remained a challenging year for the aerospace industry, Management saw some encouraging signs for TS/C business that are supported by its improved financial results, both in terms of revenue and operating margins. Fiscal 2005 Segment Operating Income growth outpaced revenues despite higher operating lease expenses associated with the Company’s ongoing full-flight simulator sale and leaseback program, offset by growth in training from the addition of the CAE—Iberia training centre in Madrid, Spain, and additional simulators in the Dubai training facility. The TS/C network grew from an installed base of 102 simulators at the end of fiscal 2004 to 106 at the end of 2005 and revenue/simulators equivalent from 87 to 98 for the same periods. Capital expenditures increased in fiscal 2005 primarily due to the award of the A380 and Dassault 7X programs.
6.4.3	FINANCIAL RESULTS — CURRENT
TS/C FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	Q1-2006		Q4-2005		Q3-2005	Q2-2005	Q1-2005

Revenue		$83.8	79.4		75.8	71.7	79.9
Segment Operating Income		$16.9	13.3		9.0	7.1	10.4
Operating margins	%	20.2	16.8		11.9	9.9	13.0
Depreciation and amortization		$10.6	15.3	(1)	11.8	12.5	11.4
Capital expenditures		$10.9	10.2		32.4	20.8	37.2
Backlog		$831.7	829.6		838.5	844.5	894.2

(1)	Includes $4.7 million of accelerated amortization of deferred costs that are related to the early settlement of a long-term debt facility. This expense is recorded on the interest expense, net line in the statement of earnings and is not part of the Segment Operating income.
For the three months ended June 30, 2005, TS/C revenue amounted to $83.8 million, a quarter over quarter increase of 6% ($4.4 million). On a year over year basis, revenue increased by 5% ($3.9 million). The sequential increase is partly attributable to the addition of two simulators in the network. Also, in anticipation of a busy summer, CAE’s customers conducted more training of their pilots in CAE’s network than for the same period last year.
     Segment Operating Income for the three months ended June 30, 2005, amounted to $16.9 million, a quarter over quarter increase of 27% ($3.6 million). On a year over year basis, Segment Operating Income increased by $6.5 million. A significant portion of the TS/C operating costs are fixed; therefore, any fluctuations in revenue over and/or under a certain level have a significant impact on the Segment Operating Income. During the quarter, the Segment Operating Income was favourably impacted by the above revenue drivers and the reduction in depreciation and amortization expenses following the impairment charges recorded in fiscal 2005.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
     Capital expenditures for the quarter amounted to $10.9 million and are related to the ongoing investment required for the Dassault Falcon 7X training program, the expansion of CAE’s footprint in the U.S. for its new training centre under development in Morris County, N.J., and a number of upgrades being conducted in the network.
     The capital employed for TS/C at June 30, 2005 was $578.9 million compared to $591.1 million at March 31, 2005.
6.4.4	BACKLOG
TS/C BACKLOG CONTINUITY SCHEDULE

FOR THE THREE-MONTH PERIOD ENDED	JUNE 30
(amounts in millions)	2005

Backlog at March 31, 2005	$829.6
+ Orders for the period	79.6
- Revenue for the period	(83.8)
+ /- Adjustments (such as FX)	6.3

Backlog at June 30, 2005	$831.7

Backlog as at June 30, 2005, stood at $831.7 million, which represents an increase of $2.1 million from March 31, 2005. The order intake for the first quarter of fiscal 2006 amounted to $79.6 million. The backlog was also positively affected by exchange rate fluctuations.
6.4.5	OUTLOOK
Management continued to see some positive signs in the civil aviation market in the first half of calendar 2005, as passenger traffic levels, pilot hirings and aircraft deliveries maintained their growth trend. In particular, business jet aircraft deliveries have been robust.
     Airlines outside of the Americas have returned to profitability, but the industry continues to be affected by high fuel costs, which Management expects will continue to cause pricing pressures on training rates. TS/C near-term priorities remain to optimize returns on existing training investments by improving its mix of fully integrated solutions (wet training) and lease of simulators (dry training) while pacing its entry into developing growth markets. TS/C’s immediate financial goals are to drive positive free cash flow and improve return on capital.
     TS/C is actively pursuing a number of contracts with potential new customers that could be secured during the second quarter. In addition, TS/C’s actively looking at various options to continue to drive efficiencies and minimize any overlap or duplication and to deliver the most cost-effective and competitive training services. Depending on the need to obtain regulatory approvals in some countries, the logistics of moving simulators and the finalization of the consolidation plan by the end of calendar year 2006, some training centres may be closed in fiscal 2006 or 2007.
6.5	TRAINING & SERVICES / MILITARY
6.5.1	NATURE OF OPERATIONS
The TS/M segment provides a wide range of services to a variety of military organizations, including tactical and non-tactical training, technical maintenance training, simulators and system maintenance, support services and upgrades, as well as modeling and simulation solutions.
     CAE has moved beyond the supply of simulation equipment into the provision of military training, with two training facilities: its Medium Support Helicopter Aircrew Training Facility (MSHATF) in the U.K. and its C-130 training facility in Tampa, U.S. In 2006, Rotorsim, a joint venture between Agusta S.p.A and CAE, will open a helicopter training centre in Sesto Calende, Italy.
6.5.2	FINANCIAL RESULTS – HISTORICAL PERSPECTIVE
TS/M FINANCIAL RESULTS

FISCAL YEARS ENDED MARCH 31
(amounts in millions, except operating margins)	2005		2004	2003

Revenue		$187.1	184.8	168.7
Segment Operating Income		$20.8	23.1	19.6
Operating margins	%	11.1	12.5	11.6
Depreciation and amortization		$8.3	6.2	5.5
Capital expenditures		$2.1	1.6	2.4
Backlog		$890.3	799.7	741.7

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
From fiscal 2002 with revenue close to $150 million, TS/M experienced a constant growth, reaching revenue of $187.1 million in fiscal 2005. Because of the long-term and recurring nature of the military service business, operating margins are relatively stable.
     However, in fiscal 2003, TS/M revenue and operating margins were adversely impacted by foreign exchange. Although it witnessed the same trend in fiscal 2004, TS/M achieved a strong performance on some Canadian and Australian programs. As has been the case for the equipment side of the business, TS/M had to incur high bid costs for major programs in Europe and the U.S.
     In fiscal 2005, Helicopter Flight Training Services (HFTS), a consortium in which CAE has a 25% investment with three other major defence contractors, was awarded a long-term training services contract by the German government, contributing to the replenishment of CAE’s backlog by €122.0 million.
6.5.3 FINANCIAL RESULTS — CURRENT
TS/M FINANCIAL RESULTS

LAST 15 MONTHS
(amounts in millions, except operating margins)	Q1-2006		Q4-2005	Q3-2005	Q2-2005	Q1-2005

Revenue		$49.3	48.6	46.6	44.2	47.7
Segment Operating Income		$2.0	4.2	4.9	5.6	6.1
Operating margins	%	4.1	8.6	10.5	12.7	12.8
Depreciation and amortization		$1.9	1.6	3.8	1.5	1.4
Capital expenditures		$6.5	0.1	1.2	0.5	0.3
Backlog		$904.0	890.3	932.6	726.1	805.3

For the three months ended June 30, 2005, TS/M’s revenues amounted to $49.3 million, a quarter over quarter increase of 1% ($0.7 million). On a year over year basis, revenue increased by 3% ($1.6 million). The sequential and year over year increases were attributable mainly to the integration of two newly acquired businesses, Greenley & Associates and Terrain Experts, Inc., both of which specialize in modeling and simulation activities.
     Segment Operating Income for the three months ended June 30, 2005, amounted to $2.0 million, a quarter over quarter decrease of 52% ($2.2 million). On a year over year basis, Segment Operating Income decreased by 67% ($4.1 million). Both the sequential decrease and year over year decrease are attributable to the write down of deferred bid costs (incurred post-selection). Without the negative impact of this write down, Segment Operating Income for the first quarter of fiscal 2006 would have been equal to $6.4 million, an increase of 52% ($2.2 million) over the previous quarter, and an increase of 5% ($0.3 million) on a year over year basis. The increases in Segment Operating Income are a result of savings achieved on specific post-design services programs.
     Capital expenditures for the quarter amounted to $6.5 million and are related to the building of training centres in Germany for the NH-90 program. Once completed, there will be three locations with four NH-90 full mission simulators. The training revenue for CAE from these centres is expected to be €122.0 million over a 14-year period.
     The capital employed for TS/M at June 30, 2005 was $98.0 million compared to $75.0 million at March 31, 2005.
6.5.4 BACKLOG
TS/M BACKLOG CONTINUITY SCHEDULE

FOR THE THREE-MONTH PERIOD ENDED	JUNE 30
(amounts in millions)	2005

Backlog at March 31, 2005	$890.3
+ Orders for the period	88.0
- Revenue for the period	(49.3)
+ /- Adjustments (such as FX)	(25.0)

Backlog at June 30, 2005	$904.0

Backlog as at June 30, 2005, stood at $904.0 million, which represents an increase of $13.7 million from March 31, 2005. The order intake for the first quarter of fiscal 2006 amounted to $88.0 million, and is comprised of two significant orders, the first from Bombardier for NFTC maintenance and support services worth $45 million and the second for CF-18 system engineering support services for $23 million.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
6.5.5	OUTLOOK
TS/M focus is continued growth in its core market and pursuit of growth opportunities where it can leverage its technology leadership. Strong TS/M growth in the service segment continues with the recent award of the NFTC maintenance and support program and the signing of the contract for CF-18 fleet management as stated above.
     In addition to expanding its core service market, TS/M is seeking additional growth opportunities by leveraging its newly established Professional Services unit. CAE Professional Services continues to experience success through its Regional Standing Offer (RSO) with the Future Forces Synthetic Environments (FFSE) arm of Defence R&D Canada (DRDC). This RSO has resulted in an unprecedented 50 awards within the first eight months of the program, including modeling and simulation projects related to strategic planning, maritime traffic simulation, maritime air simulation, multi-unmanned aerial vehicle simulation studies, and a project to create a synthetic environment of the Canadian ISTAR program. Growth of CAE Professional Services into Homeland Defence has accelerated with the successful award of a standing offer contract with the City of Ottawa for emergency response planning, training, and operations.
     TS/M remains committed to technology leadership and to developing new ways of helping customers address their security needs. Through innovative modeling and simulation solutions, TS/M seeks to establish itself as a significant player in new growth markets.
7	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES
7.1	TERRAIN EXPERTS, INC.
On May 20, 2005, the Company acquired all the issued and outstanding shares of the Tucson-based Terrain Experts, Inc. (Terrex), which is a leading developer of software tools for simulation database generation and visualization. Total consideration for this acquisition amounted to $12.6 million (US$10 million), payable in equivalent common shares issued by CAE and a nominal cash portion in three instalments as follows:
(i)	1,000,000 shares representing $6.1 million (US$4.8 million) and $0.3 million (US$0.2 million) in cash, together representing $6.4 million (US$5.0 million) at the closing date;

(ii)	$3.1 million (US$2.5 million) through the issuance of CAE shares in fiscal 2006; and

(iii)	$3.1 million (US$2.5 million) through the issuance of CAE shares in fiscal 2007.
The purchase price is subject to an adjustment based on certain elements of the closing balance sheet and on the performance of the business for the 12-month period following the acquisition. Any change in the total consideration will be accounted for as a change in goodwill.
7.2 MARINE CONTROLS
     As reported in the Company’s MD&A for fiscal 2005, in the second quarter of fiscal 2005, the Board of Directors approved a plan to divest its Marine business. On February 3, 2005, CAE completed with L-3 the sale of the substantial components of its Marine segment for a cash consideration of $238.6 million. This amount is subject to a post-closing net working capital adjustment which has not yet been completed. CAE does not believe this provision will result in a material adjustment to the cash consideration received. In accordance with the purchase agreement, L-3 will also acquire two other components of the Marine Controls segment, including the assumption of CAE’s guarantee of $53.0 million (£23.0 million) of project finance-related debt for the U.K. Astute Class submarine training program. The sale of these components is subject to regulatory approvals and expected to be completed during fiscal 2006. The expected proceeds on the sale of these components are nominal.
     The results of Marine Controls have been reported as discontinued operations starting with the second quarter of fiscal 2005, and previously reported statements have been reclassified.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
8 LIQUIDITY
The Company’s financing needs are met through internally generated cash flows, available funds under credit facilities and direct access to capital markets for additional long-term capital resources. CAE considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.
8.1 SOURCES OF LIQUIDITY
CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit the Company and certain designated subsidiaries to borrow funds directly for operating and general corporate purposes. The total available amount of committed bank lines at June 30, 2005, was $577.2 million, of which 7% ($43.0 million) was utilized. At March 31, 2005, the total amount available was $580.3 million, of which 5% ($30.4 million) was utilized. The increase in total utilization was due mainly to the use of the credit facility to repay the $20.0 million Canadian dollar Senior Note tranche due in June 2005, offset by operating cash inflows.
     CAE also has the ability to borrow under non-committed operating lines in various currencies for up to $30.8 million, of which $3.3 million was drawn as at June 30, 2005.
     As at June 30, 2005, CAE had long-term debt totalling $328.0 million. This compared to the long-term debt of $342.9 million at March 31, 2005. At June 30, 2005, the short-term portion of the long-term debt was $14.3 million compared to $35.3 million at March 31, 2005. The decrease in the short-term portion results mainly from the repayment of the $20.0 million Canadian dollar Senior Note tranche due in June 2005.
     The Company sells some of its third-party receivables on a non-recourse basis to a financial institution for an amount of up to $25.0 million. Under the terms of the agreement, the Company will continue to act as a collection agent. As at June 30, 2005, $19.9 million of specific accounts receivable were sold to the financial institution pursuant to this agreement. Net proceeds of the sale were used to repay borrowings under the Company’s committed credit facilities.
     On July 7, 2005, the Company entered into a new revolving credit agreement. This new revolving unsecured term credit facility has a committed term of five years, maturing in July 2010. The total credit available is equal to US$400.0 million and €100.0 million. The facility has covenants including minimum shareholders’ equity, interest coverage and debt coverage ratios. The new facility has extended the Company’s ability to enter into project financings which are non-recourse to the Company. The facility also provides the capability to issue letters of credit and bank guarantees.
8.2 CONTRACTUAL OBLIGATIONS
In the normal course of business, CAE enters into certain contractual obligations and commercial commitments, such as debentures and notes, letters of credit and others. The table below provides a summary of the various maturities of the Company’s long-term debt as at June 30, 2005.

	JULY 05	JULY 06	JULY 07	JULY 08	JULY 09
(amounts in millions)	JUNE 06	JUNE 07	JUNE 08	JUNE 09	JUNE 10	THEREAFTER	TOTAL

Long-term debt	$11.7	$31.2	$26.3	$94.3	$21.1	$124.5	$309.1
Capital lease	2.6	1.6	1.0	0.1	0.1	13.5	18.9

Total	$14.3	$32.8	$27.3	$94.4	$21.2	$138.0	$328.0

At June 30, 2005, CAE had other long-term liabilities that were not included in the table above. They consisted of some accrued pension liabilities and post-retirement benefits, deferred revenue and gains on assets and various other long-term liabilities. Cash obligations for accrued employee pension liability and post-retirement benefits depend on various elements such as market returns, actuarial losses and gains and interest rate.
8.3 COMMITMENTS
CAE’s commitments for capital expenditures include investments to add new facilities to its training centre network in order to meet customer demand. Research and development expenditures are incurred to provide new products to the marketplace as alternative ways of training are developed and different types of training equipment are needed for the Company’s clients’ training needs.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
9 OFF - BALANCE SHEET ARRANGEMENTS
9.1 GUARANTEES
In the normal course of business, CAE has issued letters of credit and performance guarantees for a total of $104.2 million at June 30, 2005, compared to $73.3 million at March 31, 2005. The increase in the outstanding amount results mainly from additional project-related requirements.
9.2 SALE AND LEASEBACK TRANSACTIONS
No sale and leaseback transactions were completed during the first quarter of fiscal 2006.
     The following is a summary, as at June 30, 2005, of the existing sale and leaseback transactions for full-flight simulators currently in service in TS/C training locations, accounted for as operating leases on CAE’s financial statements. Refer to the Company’s MD&A for fiscal 2005 for more information related to its sale and leaseback transactions.
EXISTING FULL-FLIGHT SIMULATORS UNDER SALE AND LEASEBACK

		NUMBER OF		INITIAL	IMPUTED	UNAMORTIZED	RESIDUAL
	FISCAL	SIMULATORS	LEASE	TERM	INTEREST	DEFERRED	VALUE
(amounts in millions, unless otherwise noted)	YEAR	(UNITS)	OBLIGATION	(YEARS)	RATE	GAIN	GUARANTEE

SimuFlite	2002 to 2005	14	$210.5	10 to 20	5.5% to 6.7%	$13.3	$—
Toronto training centre	2002	2	43.3	21	6.4%	16.1	9.2
Air Canada training centre	2000	2	33.5	20	7.6%	14.8	8.3
Denver/Dallas training centres	2003	5	88.0	20	5.0%	30.5	—
China Southern joint venture(1)	2003	5	22.5	15	3.0%	—	—
Others	—	7	24.6	3 to 10	2.9% to 10.1%	15.6	15.6

		35	$422.4			$90.3	$33.1

Annual lease payments (upcoming 12 months)			$37.9

(1)	Joint venture in which CAE has a 49% interest.
Rental expense related to operating leases of the simulators under sale and leaseback arrangements was $9.4 million during the first quarter of fiscal 2006 compared to $11.4 million for the same period last year.
     Future minimum lease payments for such arrangements amount to approximately $422.4 million as at June 30, 2005.
10 FINANCIAL INSTRUMENTS
CAE employs foreign exchange forward contracts to manage exposures created when sales are made in foreign currencies. The amount and timing of the maturity of these forward contracts varies according to a number of project-related factors, including milestone billings and the use of foreign materials and/or subcontractors. As at June 30, 2005, CAE had $254.7 million Canadian dollar equivalents in forward contracts compared to $305.0 million Canadian dollar equivalent as at March 31, 2005. The decrease is due mainly to a reduced number of foreign currency denominated contracts being hedged.
     CAE also uses financial instruments to manage its exposure to changing interest rates and to adjust its mix of fixed and floating interest rate debt at a desirable level. The mix of fixed rate versus floating rate debt on its long-term debt was 64% vs. 36% respectively as at June 30, 2005. The variation in the mix since March 31, 2005, when it stood at 70% vs. 30% respectively, is due mainly to the repayment of the $20.0 million Canadian dollar Senior Note tranche due in June 2005, which was a fixed rate debt, and to a small increase in floating rate bank borrowings.
     As well, CAE reduces its exposure to the fluctuation in its share price, which impacts the cost of the management compensation deferred share unit (DSU) programs. As at June 30, 2005, the hedging contract covered 600,000 shares of the Company, the same as at March 31, 2005.
      For further information on financial instruments, refer to the Company’s MD&A for fiscal 2005.
11 BUSINESS RISKS AND UNCERTAINTIES
As described in the “Business Risks and Uncertainties” section included in CAE’s annual information form (AIF) for the year ended March 31, 2005, numerous factors could cause the Company’s results to differ materially from those in the forward-looking statements. These factors have not significantly changed in the first quarter of fiscal 2006.

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> CAE FIRST QUARTER REPORT 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS
12 FINANCIAL STATEMENTS DISCLOSURE
12.1 SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS — FISCAL 2005 TO FISCAL 2006
Information on significant changes in accounting standards have been described in the Company’s most recent annual MD&A (included in the Company’s annual report for the year ended March 31, 2005). No significant changes occurred since then.
12.2 CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with GAAP requires CAE’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting for long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets. Actual results could differ from those estimates.
     CAE’s critical accounting policies are those that it believes are the most important in determining its financial condition and results and require significant subjective judgment by Management. See Note 1 of the fiscal 2005 consolidated financial statements for a description of the Company’s accounting policies. The Company considers an accounting estimate to be critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have been reasonably used or if changes in the estimate that would have a material impact on CAE’s financial condition or results of operations are likely to occur from period to period.
13 SYSTEMS, PROCEDURES AND CONTROLS
Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by Management, is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are convinced that they are adequate for ensuring that complete and reliable financial information is produced. In the quarter ended June 30, 2005, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls.
14 ADDITIONAL INFORMATION
Additional information relating to the Company, including its Annual Information Form (AIF) for fiscal 2005, is available on-line at www.sedar.com as well as at the Company’s website at www.cae.com.

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> CAE FIRST QUARTER REPORT 2006
CONSOLIDATED BALANCE STATEMENTS
CONSOLIDATED
BALANCE SHEETS

(UNAUDITED)	AS AT JUNE 30	AS AT MARCH 31
(amounts in millions of Canadian dollars)	2005	2005

Assets
Current assets
Cash and cash equivalents	$45.7	$57.1
Accounts receivable	262.5	255.7
Inventories	111.5	101.0
Prepaid expenses	17.7	17.8
Income taxes recoverable	59.6	58.5
Future income taxes	3.1	2.5
Current assets held for sale (Note 3)	7.0	5.8

	507.1	498.4
Property, plant and equipment, net	781.2	792.2
Future income taxes	99.4	101.0
Intangible assets	22.7	20.2
Goodwill (Note 12)	96.6	92.1
Other assets	132.5	138.3
Long-term assets held for sale (Note 3)	56.4	57.5

	$1,695.9	$1,699.7

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$316.3	$312.8
Deposits on contracts	102.0	93.5
Long-term debt due within one year (Note 5)	14.3	35.3
Future income taxes	17.6	19.6
Current liabilities related to assets held for sale (Note 3)	9.2	7.8

	459.4	469.0
Long-term debt (Note 5)	313.7	307.6
Deferred gains and other long-term liabilities	182.7	179.8
Future income taxes	28.9	38.3
Long-term liabilities related to assets held for sale (Note 3)	51.7	53.4

	1,036.4	1,048.1

Shareholders’ Equity
Capital stock (Note 8)	382.2	373.8
Contributed surplus	3.8	3.3
Retained earnings	359.1	340.8
Currency translation adjustment	(85.6)	(66.3)

	659.5	651.6

	$1,695.9	$1,699.7

The accompanying notes form an integral part of these consolidated financial statements.

25 >

> CAE FIRST QUARTER REPORT 2006
CONSOLIDATED BALANCE STATEMENTS
CONSOLIDATED STATEMENTS
OF EARNINGS

(UNAUDITED)
three months ended June 30 (amounts in millions of Canadian dollars, except per share amounts)	2005	2004

Revenue	$266.0	$230.9

Earnings before the undernoted	$30.8	31.5
Other income, net (Note 4)	5.1	—

Earnings before interest and income taxes	$35.9	$31.5
Interest expense, net (Note 7)	4.8	4.8

Earnings before income taxes	$31.1	$26.7
Income tax expense	10.3	7.8

Earnings from continuing operations	$20.8	$18.9
Results of discontinued operations (Note 3)	—	5.4

Net earnings	$20.8	$24.3

Basic and diluted earnings per share from continuing operations	$0.08	$0.08

Basic and diluted earnings per share	$0.08	$0.10

Weighted average number of shares outstanding	248.8	246.7

The accompanying notes form an integral part of these consolidated financial statements.
CONSOLIDATED STATEMENTS
OF RETAINED EARNINGS

(UNAUDITED)
three months ended June 30 (amounts in millions of Canadian dollars)	2005	2004

Retained earnings at beginning of period	$340.8	$562.1
Net earnings	20.8	24.3
Dividends	(2.5)	(7.4)

Retained earnings at end of period	$359.1	$579.0

The accompanying notes form an integral part of these consolidated financial statements.

> 26

> CAE FIRST QUARTER REPORT 2006
CONSOLIDATED BALANCE STATEMENTS
CONSOLIDATED STATEMENTS
OF CASH FLOWS

(UNAUDITED)
three months ended June 30 (amounts in millions of Canadian dollars)	2005	2004

Operating activities
Net earnings	$20.8	$24.3
Results of discontinued operations	—	(5.4)

Earnings from continuing operations	20.8	18.9
Adjustments to reconcile earnings to cash flows from operating activities:
Amortization	16.7	17.9
Future income taxes	(11.0)	9.8
Investment tax credits	0.2	(13.7)
Stock-based compensation	0.5	0.3
Other	3.6	2.3
Increase in non-cash working capital (Note 10)	(9.0)	(31.8)

Net cash provided by continuing operating activities	21.8	3.7
Net cash provided by discontinued operating activities	2.2	7.3

Net cash provided by operating activities	24.0	11.0

Investing activities
Purchase of business (net of cash and cash equivalents acquired) (Note 2)	2.6	(0.9)
Capital expenditures	(17.9)	(41.2)
Deferred development costs	—	(3.7)
Deferred pre-operating costs	(0.4)	(1.1)
Other assets	(3.2)	(0.8)

Net cash used in continuing investing activities	(18.9)	(47.7)
Net cash used in discontinued investing activities	(1.1)	(1.9)

Net cash used in investing activities	(20.0)	(49.6)

Financing activities
Proceeds from long-term debt (Note 5)	39.8	23.2
Repayments of long-term debt (Note 5)	(51.4)	(2.3)
Dividends paid	(2.4)	(7.2)
Common stock issuances	2.1	0.3
Other	(0.5)	1.6

Net cash (used in) provided by continuing financing activities	(12.4)	15.6
Net cash provided by discontinued financing activities	0.8	0.9

Net cash (used in) provided by financing activities	(11.6)	16.5

Effect of foreign exchange rate changes on cash and cash equivalents	(1.8)	0.8

Net decrease in cash and cash equivalents	(9.4)	(21.3)
Cash and cash equivalents at beginning of period	61.5	61.9

Cash and cash equivalents at end of period	$52.1	$40.6

Cash and cash equivalents related to:
Continuing operations	$45.7	$35.4
Discontinued operations (Note 3)	6.4	5.2

	$52.1	$40.6

The accompanying notes form an integral part of these consolidated financial statements.

27 >

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)
NOTE 1.
NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
NATURE OF OPERATIONS
CAE Inc. (or the “Company”) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE also operates a global network of training centres in locations around the world.
Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments:
(i)	Simulation Products/Civil — designs, manufactures and supplies civil flight simulators, training devices and visual systems;

(ii)	Simulation Products/Military — designs, manufactures and supplies advanced military training equipment for air, land and sea applications;

(iii)	Training & Services/Civil — provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military — supplies military tactical and non-tactical training solutions, simulators and systems maintenance, as well as modeling and simulation solutions.
Previously, the Company’s operations were broken down into the following operating segments; Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) until its disposal in the fourth quarter of fiscal 2005.
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION
These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles in Canada (GAAP) as defined by the Canadian Institute of Chartered Accountants (CICA). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP).
     These financial statements comply with generally accepted accounting principles applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with CAE’s annual consolidated financial statements for the year ended March 31, 2005. These statements do not include all of the disclosures applicable to annual financial statements; for a full description of the Company’s accounting policies, refer to CAE’s annual consolidated financial statements for the year ended March 31, 2005 available on-line at www.sedar.com as well as at the Company’s website at www.cae.com.
     CAE’s business segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.
     The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry — in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The converse also holds true — slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.
     Order intake for CAE’s two Military business segments — Simulation Products/Military and Training & Services/Military — has historically not shown any noticeable degree of cyclicality or seasonality in the course of providing solutions for government customers.
     Certain comparative figures have been reclassified to conform to the current presentation.
     Except where otherwise noted, all amounts in these financial statements are expressed in Canadian dollars.

> 28

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires CAE’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period reported. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting on long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. While measurements in both annual financial statements and interim financial statements are often based on reasonable estimates, the preparation of interim financial statements generally will require a greater use of estimation than of annual financial statements. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in impairment of certain assets.
BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which CAE exercises significant influence are accounted for using the equity method and portfolio investments are accounted for using the cost method.
NOTE 2.
BUSINESS ACQUISITIONS AND COMBINATIONS
TERRAIN EXPERTS, INC.
On May 20, 2005, the Company acquired all the issued and outstanding shares of Terrain Experts, Inc. (Terrex), which develops software tools for terrain database generation and visualization. Total consideration for this acquisition amounted to $12.6 million (US$10.0 million) payable in common shares issued by CAE and a nominal cash portion in three instalments as follows:
(i)	1,000,000 shares representing $6.1 million (US$4.8 million) issued at a price of $6.13 per share, the closing price of the common shares on the TSX on May 20, 2005, and $0.3 million (US$0.2 million) in cash together representing $6.4 million (US$5.0 million) at the closing date;

(ii)	$3.1 million (US$2.5 million) through the issuance of CAE shares in fiscal 2006 (approximately twelve months following the closing of the acquisition) to be calculated at the TSX stock price on the date of issuance; and

(iii)	$3.1 million (US$2.5 million) through the issuance of CAE shares in fiscal 2007 (approximately twenty-four months following the closing of the transaction) to be calculated at the TSX stock price on the date of issuance.
The purchase price is subject to an adjustment based on performance of the business for the twelve-month period following the acquisition. Any changes in the total consideration will be accounted for as a change in goodwill.
     The allocation of the purchase price of Terrex is preliminary and is expected to be completed upon receipt of the audited balance sheet at closing.

29 >

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The net assets acquired from Terrex are summarized as follows:

(UNAUDITED)	AS AT JUNE 30
(amounts in millions)	2005

Current assets(1)	$2.0
Current liabilities	(3.3)
Property, plant and equipment and other assets	3.6
Intangible assets
Trade names	0.3
Technology	1.6
Customer relations	0.8
Goodwill	4.1
Future income taxes	0.6

Total cost of the purchase	9.7
Cash position at acquisition	2.9

Net assets acquired	12.6

Less: Issurance of 1,000,000 shares (Note 8)	(6.1)
Shares to be issued (2)	(6.2)

Total cash consideration	$0.3

(1)	Excluding cash on hand.

(2)	Has been accounted for as a liability pending issuance.
The acquisition was accounted for under the purchase method and the operating results have been included from its acquisition date.
     The allocation of the purchase price of Terrex is based on Management’s best estimate of the fair value of assets and liabilities. Allocation involves a number of estimates as well as the gathering of information over a number of months.
     The net assets of Terrex, excluding cash and cash equivalents and income taxes are included in the Training & Services/Military segment.
NOTE 3.
DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE
MARINE CONTROLS
In the second quarter of fiscal 2005, the Board of Directors approved a plan to divest its Marine Controls business. On February 3, 2005, CAE completed with L-3 Communications Corporation (L-3) the sale of the substantial components of its Marine Controls segment for cash consideration of $238.6 million. This amount is subject to completion of a net working capital audit of the Marine Controls segment which should be finalized during fiscal 2006. CAE does not believe this provision will result in a material adjustment to the cash consideration received. In accordance with the purchase agreement, L-3 will also acquire two other components of the Marine Controls segment, including the assumption of CAE’s guarantee of $53.0 million (£23 million) of project-financed related debt for the U.K. Astute Class submarine training program. The sale of these components is subject to regulatory approvals and expected to be completed by the end of fiscal 2006. The expected proceeds on the sale of these components are nominal.
     The results of Marine Controls have been reported as discontinued operations and previously reported statements have been reclassified. Interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

> 30

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Summarized financial information for the discontinued operations is as follows:

(UNAUDITED)
three months ended June 30 (amounts in millions)	2005	2004

Revenue
Marine Controls	$—	$31.9

	$—	$31.9

Net earnings from Marine Controls, net of tax expense of $Nil (2004 - $2.7)	$—	$5.4

Net earnings from discontinued operations	$—	$5.4

(UNAUDITED)
(amounts in millions)	AS AT JUNE 30, 2005		AS AT MARCH 31, 2005
	MARINE		MARINE
	CONTROLS	OTHER	CONTROLS	OTHER

Current assets held for sale
Cash and cash equivalents	$6.4	$—	$4.4	$—
Accounts receivable	0.2	—	1.2	—
Prepaid expenses	0.2	—	0.2	—
Future income taxes	0.2	—	—	—

	$7.0	$—	$5.8	$—

Long-term assets held for sale
Property, plant and equipment, net	$49.8	$4.2	$50.8	$4.2
Other assets	2.4	—	2.5	—

	$52.2	$4.2	$53.3	$4.2

Current liabilities related to assets held for sale Accounts payable and accrued liabilities	9.2	—	7.8	—

	$9.2	$—	$7.8	$—

Long-term liabilities related to assets held for sale
Long-term debt	$51.7	$—	$53.0	$—
Future income taxes	—	—	0.4	—

	$51.7	$—	$53.4	$—

Other assets held for sale are expected to be disposed of before the end of fiscal 2006 and consist of land and buildings related to the Training & Services/Civil segment.

31 >

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4.
OTHER INCOME, NET

(UNAUDITED)
three months ended June 30 (amounts in millions)	2005	2004

Foreign exchange gain on the reduction of the investment in certain self-sustaining subsidiaries	$6.0	$—
Restructuring charge	(0.9)	—

Other income, net	$5.1	$—

FOREIGN EXCHANGE GAIN ON THE REDUCTION OF THE INVESTMENT IN CERTAIN SELF-SUSTAINING SUBSIDIARIES
During the first quarter of fiscal 2006, the Company reduced the capitalization of certain of its self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange accumulated in the currency translation adjustment account was transferred to the consolidated statement of earnings.
RESTRUCTURING CHARGE
In fiscal 2004 and fiscal 2005, the Company proceeded with three measures intended to restore its profitability, cash flows and return on investment. The first two initiatives were announced at the end of the fourth quarter of fiscal 2004 and carried out during the first and second quarters of fiscal 2005.
     The first initiative resulted in a restructuring charge of $8.2 million that was recorded in the results of the fourth quarter of fiscal 2004. An amount of $0.7 million related to the sale of its Marine Controls segment has been allocated to discontinued operations. The charge included severance and other involuntary termination costs that related mainly to the workforce reduction of approximately 250 employees in the Montreal plant, following the loss of a major simulation equipment contract to a competitor. The complete amount was disbursed during the first and second quarters of fiscal 2005.
     The second initiative was designed to integrate a number of functions at certain European training centres. A restructuring charge of $1.8 million, mainly for severance and other costs, was also recorded in the results of the fourth quarter of fiscal 2004. During fiscal 2005, an amount of $1.2 million was disbursed, leaving a provision of $0.6 million, expected to be paid by the end of fiscal 2006.
     During the fourth quarter of fiscal 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad restructuring plan (third initiative) aimed at the elimination of existing duplications between the Civil and Military segments and the achievement of a more competitive cost structure. The plan, which includes a workforce reduction of approximately 450 employees and the closing of redundant facilities, has a significant effect on the Company’s operations in Montreal and around the world, including some European and U.S. training centres, and will be executed over the next 18 months. A restructuring charge of $24.5 million, consisting mainly of severance and other related costs, was recorded in the results of the fourth quarter of fiscal 2005 on a separate line of the consolidated statement of earnings. During the fourth quarter of fiscal 2005, $13.9 million was paid, resulting in a balance of $10.6 million as at March 31, 2005. Of that balance, $2.5 million was disbursed during this first quarter and additional expenses of $0.9 million were incurred.
RESTRUCTURING COSTS SUMMARY

	EMPLOYEE
(UNAUDITED)	TERMINATION
(amounts in millions)	COSTS	OTHER COSTS	TOTAL

Provision as at March 31, 2005	$9.2	$2.0	$11.2
Additional expenses	0.8	0.1	0.9
Payments made	(1.6)	(0.9)	(2.5)
Foreign exchange	(0.5)	(0.1)	(0.6)

Provision as at June 30, 2005	$7.9	$1.1	$9.0

> 32

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5.
LONG-TERM DEBT

(UNAUDITED)	AS AT JUNE 30	AS AT MARCH 31
(amounts in millions)	2005	2005

(i) Senior notes	$132.4	$150.6
(ii) Revolving unsecured term credit facilities,(1)
5 years maturing April 2006; US$350.0 (outstanding June 30, 2005 — $43.0 and US$Nil; March 31, 2005 — $30.4 and US$Nil)	43.0	30.4
5 years, maturing April 2006, €100.0	—	—
(iii) Term loans maturing in May and June 2011 (outstanding June 30, 2005 — €29.7 and €5.8; March 31, 2005 — €30.5 and €6.0)	52.7	57.3
(iv) Term loans £12.7 secured, maturing in October 2016 (outstanding June 30, 2005 — £5.6; March 31, 2005 — £6.0)	12.4	13.7
(v) Grapevine Industrial Development Corporation bonds, secured (US$27.0)	33.1	32.7
(vi) Amsterdam asset-backed financing maturing in December 2007 and August 2008 (outstanding June 30, 2005 — €24.1; March 31, 2005 — €24.7)	35.6	38.8
(vii) Obligations under capital lease commitments	18.8	19.4

	328.0	342.9
Less: Long-term debt due within one year	14.3	35.3

	$313.7	$307.6

(1)	The credit facilities have been refinanced on July 7, 2005, subsequent to the end of the quarter, with new revolving term credit facilities maturing in July 2010.
Total debt as at June 30, 2005 is $328.0 million compared to $342.9 million as at March 31, 2005. The net decrease in total debt of $14.9 million results mainly from the $20.0 million repayment of the Canadian dollar Senior Notes tranche which matured in June 2005. Over the same period, the foreign exchange reduced the debt by $3.2 million.
     CAE’s long-term debt includes $35.6 million of long-term debt related to consolidated variable interest entities as at June 30, 2005 ($38.8 million as at March 31, 2005). The net book value of the simulators under the financing as at June 30, 2005 is equal to approximately $41.7 million (€28.1 million).
     On July 7, 2005, the Company entered into a new revolving credit agreement. This new revolving unsecured term credit facility has a committed term of five years maturing in July 2010. The total credit available is equal to US$400.0 million and €100.0 million. The facility has covenants covering minimum shareholders’ equity, interest coverage and debt coverage ratios. The new facility has extended the Company’s ability to enter into project financings which are non-recourse to the Company. The facility also provides capability to issue letters of credit and bank guarantees.

33 >

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6.
LETTERS OF CREDIT AND GUARANTEES
As at June 30, 2005, CAE had outstanding letters of credit and performance guarantees in the amount of $104.2 million (March 31, 2005 — $73.3 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions. The increase in the outstanding amount results mainly from additional project-related requirements.

(UNAUDITED)	AS AT JUNE 30	AS AT MARCH 31
(amounts in millions)	2005	2005

Advance payment	$34.8	$25.3
Contract performance	7.9	7.8
Operating lease obligation	38.3	37.6
Relocation obligation	20.7	—
Other	2.5	2.6

Total	$104.2	$73.3

Advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product.
     Contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion.
     The operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction and an operating lease for another simulator.
     The relocation obligation is a letter of credit covering CAE’s potential inability to relocate a simulator upon a possible request of the lessor. In the event of a drawdown on the letter of credit, ownership of the simulator would revert back to CAE.
NOTE 7.
INTEREST EXPENSE, NET
The Company’s interest expense, net, was as follows:

(UNAUDITED)
three months ended June 30 (amounts in millions)	2005	2004

Interest on long-term debt	$6.1	$7.5
Amortization of deferred financing costs and other	1.0	1.3
Allocation of interest expense to discontinued operations	—	(0.4)
Interest capitalized	(1.5)	(1.9)
Interest on long-term debt	$5.6	$6.5

Interest income	$(0.8)	$(1.8)
Other interest expense	—	0.1

Other interest income, net	$(0.8)	$(1.7)

Interest expense, net	$4.8	$4.8

> 34

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 8.
CAPITAL STOCK

(UNAUDITED)	THREE MONTHS ENDED		TWELVE MONTHS ENDED
(amounts in millions, except number of shares)	JUNE 30, 2005		MARCH 31, 2005
	NUMBER	STATED	NUMBER	STATED
	OF SHARES	VALUE	OF SHARES	VALUE

Balance at beginning of period	248,070,329	$373.8	246,649,180	$367.5
Shares issued (a)	1,000,000	6.1	424,628	2.0
Stock options exercised	497,075	2.2	869,620	3.6
Stock dividends	21,129	0.1	126,901	0.7

Balance at end of period	249,588,533	$382.2	248,070,329	$373.8

(a)	On May 20, 2005, the Company issued 1,000,000 common shares at a price of $6.13 per share for the acquisition of Terrain Experts, Inc.
NOTE 9.
EMPLOYEE FUTURE BENEFITS
The Company has two registered defined benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings.
     Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The actuarial present value of accrued pension benefits has been estimated taking into consideration economic and demographic factors over an extended future period. Plan assets are represented primarily by Canadian and foreign equities and government and corporate bonds.
Significant assumptions used in the calculation are as follows:

	AS AT JUNE 30	AS AT MARCH 31
(UNAUDITED)	2005	2005

Expected return on plan assets	6.5%	6.5%
Discount rate for pension costs	6.5%	6.5%
Compensation rate increases	4.5%	4.5%

The total benefit cost in the registered plans for the periods ended June 30 included the following components:

(UNAUDITED)
three months ended June 30 (amounts in millions)	2005	2004

Current service cost	$1.1	$0.9
Interest cost on projected pension obligations	2.4	2.3
Expected return on plan assets	(2.1)	(1.9)
Amortization of net actuarial loss	0.5	0.3
Amortization of past service costs	0.1	0.1

Net pension expense	$2.0	$1.7

The actual employer’s contribution to the registered pension plans for the current fiscal year is not expected to be significantly different from amounts previously disclosed in the annual consolidated financial statements for the year ended March 31, 2005 (approximately $7.4 million annually).
     In addition, the Company maintains a supplemental arrangement to provide defined benefits for designated executives. This supplemental arrangement is solely the obligation of the Company and there is no requirement to fund. The Company, however, is obligated to pay the benefits when they become due. Once the designated executive retires from the Company, the Company is required to secure the obligation for that executive. As at June 30, 2005, the Company has issued letters of credit totalling $19.5 million to secure the obligations under the supplementary plan.

35 >

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The net pension expense of the supplemental arrangement for the three-month period ended June 30, 2005 was $0.5 million (2004 — $0.4 million) and is made up of $0.2 million of current service costs (2004 — $0.2 million) and $0.3 million of interest cost on projected obligations (2004 — $0.2 million). The pension benefits paid and expected to be paid by the Company are not significantly different from benefits previously disclosed in the annual consolidated financial statements for the year ended March 31, 2005 (approximately $0.8 million annually).
NOTE 10.
SUPPLEMENTARY INFORMATION

(UNAUDITED)
three months ended June 30 (amounts in millions)	2005	2004

Cash provided by (used in) non-cash working capital:
Accounts receivable	$(8.4)	$(16.5)
Inventories	(14.5)	2.2
Prepaid expenses	(0.5)	4.6
Income taxes recoverable	(0.2)	(8.4)
Accounts payable and accrued liabilities	5.8	(20.5)
Deposits on contracts	8.8	6.8

Increase in non-cash working capital	$(9.0)	$(31.8)

Supplemental cash flow disclosure:
Interest paid	$9.4	$10.0
Income taxes paid	$3.5	$5.3

Supplemental statement of earnings disclosure:
Foreign exchange (gain) loss	$(9.8)	$0.1

NOTE 11.
OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its businesses based principally on products and services. Effective April 1st, 2005, the Company changed its internal organization structure such that operations are managed through four segments:
(i)	Simulation Products/Civil — designs, manufactures and supplies civil flight simulators, training devices and visual systems;

(ii)	Simulation Products/Military — designs, manufactures and supplies advanced military training equipment for air, land and sea applications;

(iii)	Training & Services/Civil — provides business and commercial aviation training and related services; and

(iv)	Training & Services/Military — supplies military tactical and non-tactical training solutions, simulators and systems maintenance, as well as modeling and simulation solutions.
Due to this change, the corresponding items of segment information for earlier periods have been restated to conform to the new internal organization. The accounting policies of each segment are the same as those described in the Company’s annual consolidated financial statements for the year ended March 31, 2005 (Note 1 to the consolidated financial statements).
     Previously, the Company’s operations were broken down into the following operating segments: Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) up to its disposal in the fourth quarter of fiscal 2005.

> 36

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESULTS BY SEGMENTS
     The profitability measure employed by the Company and its chief operating decision maker for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as “Segment Operating Income”). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the consolidated financial statements of the Company. Transactions between operating segments are recorded at cost and are composed mainly of simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(UNAUDITED)	SIMULATION PRODUCTS		TRAINING & SERVICES		TOTAL
three months ended June 30 (amounts in millions)	2005	2004	2005	2004	2005	2004

CIVIL
External revenue	$60.2	$47.2	$83.8	$79.9	$144.0	$127.1
Segment Operating Income	7.1	11.0	16.9	10.4	24.0	21.4
Depreciation & Amortization
Property, plant and equipment	1.4	2.0	9.1	8.4	10.5	10.4
Intangible and other assets	0.9	0.3	1.5	3.0	2.4	3.3
Capital expenditures	0.2	2.7	10.9	37.2	11.1	39.9

MILITARY
External revenue	$72.7	$56.1	$49.3	$47.7	$122.0	$103.8
Segment Operating Income	4.8	4.0	2.0	6.1	6.8	10.1
Depreciation & Amortization
Property, plant and equipment	1.5	2.6	1.1	0.9	2.6	3.5
Intangible and other assets	0.4	0.2	0.8	0.5	1.2	0.7
Capital expenditures	0.3	1.0	6.5	0.3	6.8	1.3

TOTAL
External revenue	$132.9	$103.3	$133.1	$127.6	$266.0	$230.9
Segment Operating Income	11.9	15.0	18.9	16.5	30.8	31.5
Depreciation & Amortization
Property, plant and equipment	2.9	4.6	10.2	9.3	13.1	13.9
Intangible and other assets	1.3	0.5	2.3	3.5	3.6	4.0
Capital expenditures	0.5	3.7	17.4	37.5	17.9	41.2

The Company is subject to examination by the taxation authorities in various jurisdictions. The determination of tax liabilities and investment tax credits (ITC) recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITC recoverable based on Management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITC are recorded in earnings at the time they can be determined. In the three-month period ended June 30, 2004, an amount of $11.4 million, net of tax of $4.7 million, of ITC was recognized in net earnings and $0.4 million was recorded against deferred development costs. These amounts related to the results of examinations by the taxation authorities for fiscal years 2000 to 2002, and to Management’s reassessment of its best estimate of potential tax liabilities for the subsequent fiscal years. On a per segment basis gross ITC were recognized as follows: Simulation Products/Civil $9.8 million, Simulation Products/Military $4.4 million and discontinued operations $1.9 million.

37 >

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table provides the segment operating income, including and excluding ITC provisions reversed based on recent tax examinations:

	SEGMENT OPERATING	SEGMENT OPOERATING
(UNAUDITED)	INCOME INCLUDING	INCOME EXCLUDING
three months ended June 30, 2004 (amounts in millions)	ITC PROVISIONS REVERSED	ITC PROVISIONS REVERSED

Simulation products/Civil	$11.0	$1.2
Simulation products/Military	4.0	(0.4)

	$15.0	$0.8

ASSETS EMPLOYED BY SEGMENTS
CAE uses assets employed to assess resources allocated to each segment. Assets employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed excludes cash, income taxes accounts, assets held for sale and assets of certain non-operating subsidiaries.

(UNAUDITED)	AS AT JUNE 30	AS AT MARCH 31
(amounts in millions)	2005	2005

Simulation Products/Civil	$159.1	$167.1
Simulation Products/Military	272.4	280.7
Training & Services/Civil	758.7	762.6
Training & Services/Military	158.5	138.7

Total assets employed	1,348.7	1,349.1

Assets not included in assets employed	347.2	350.6

Total assets	$1,695.9	$1,699.7

GEOGRAPHIC INFORMATION
The Company markets its products and services in over 17 countries. Sales are attributed to countries based on the location of customers.

(UNAUDITED)
three months ended June 30 (amounts in millions)	2005	2004

Revenue from external customers
Canada	$6.8	$24.8
United States	96.0	98.5
United Kingdom	21.8	22.1
Germany	35.2	25.0
Other European countries	41.1	33.6
Asia and Middle Eastern countries	39.7	13.8
Other countries	25.4	13.1

	$266.0	$230.9

(UNAUDITED)	AS AT JUNE 30	AS AT MARCH 31
(amounts in millions)	2005	2005

Property, plant and equipment, goodwill and intangible assets
Canada	$186.5	$195.7
United States	299.9	277.4
European countries	384.8	405.1
Other countries	29.3	26.3

	$900.5	$904.5

>38

> CAE FIRST QUARTER REPORT 2006
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12.
GOODWILL
At April 1st, 2005, following the changes in its internal organization structure related to the operating segments of the Company, goodwill has been reassigned to the reporting segment using a relative fair value allocation approach and is divided as follows between Simulation Products/Military and Training & Services/Military:

(UNAUDITED)	SIMULATION	TRAINING
(amounts in millions)	PRODUCTS/MILITARY	SERVICES/MILITARY	TOTAL

Balance as at March 31, 2005	$52.5	$39.6	$92.1
Acquisition	—	4.1	4.1
Foreign exchange	0.5	(0.1)	0.4

Balance as at June 30, 2005	$53.0	$43.6	$96.6

39 >

Notes

Notes

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